UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 13, 2007

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01. Completion of Acquisition or Disposition of Assets.

On February 13, 2007, NTS Realty Holdings Limited Partnership (the "Company") issued a press release to announce that it completed the sale of Springs Medical Office Center and Springs Office Center, two of its office buildings located in Louisville, Kentucky, to MRI Springs Portfolio, LLC, an unaffiliated Delaware limited liability company. The Company received $28.9 million in connection with the sale. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 2.01 disclosure by reference. The applicable material contracts are also attached to this Current Report on Form 8-K as Exhibits 10.1 through 10.4.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Exhibits:
        10.1   Purchase and Sale Agreement for Springs Medical I
        10.2   First Amendment to Purchase and Sale Agreement for Springs Medical I
        10.3   Purchase and Sale Agreement for Springs Office
        10.4   First Amendment to Purchase and Sale Agreement for Springs Office
        99.1   Press release of NTS Realty Holdings Limited Partnership, dated February 13, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

/s/ Gregory A. Wells

By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: February 13, 2007

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the "**Agreement**") is made and entered into as of 16th day of November, 2006 (the "Effective Date") by and between **NTS REALTY HOLDINGS LIMITED PARTNERSHIP**, a Delaware limited partnership, whose address is 10172 Linn Station Road, Louisville, Kentucky 40223 ("**Seller**"), and **MERIDIAN REALTY INVESTMENTS, LLC,** a Kentucky limited liability company, whose address is 101 South Fifth Street, Louisville, Kentucky 40202 ("**Purchaser**").

RECITALS:

A. Seller is the owner of a certain parcel of land located at 6400 Dutchmans Parkway, Louisville, Kentucky 40205, commonly known as "Springs Medical Office Center I", consisting of approximately 5.36 acres, all as more particularly described in **Exhibit "A"** hereto (the "**Land**"), together with all improvements located on the Land primarily consisting of a three-story medical office building containing approximately 99,455 square feet of office space (the "**Improvements**"). The Land and Improvements are collectively referred to herein as the "**Realty**".

B. Seller desires to sell, and Purchaser desires to acquire, the Realty and other assets described herein in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein set forth, the parties agree as follows:

1. **Recitals**. The foregoing recitals are true and correct and are incorporated herein by this reference.

2. **Purchase and Sale**. Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller the following property and rights owned by Seller:

(a) the Realty, together with all easements, privileges, rights to lands lying under any adjacent roadways, and all other appurtenances pertaining to or accruing to the benefit of the Realty;

(b) all tangible personal property owned by Seller located on and used exclusively in the operation of the Realty, but excluding any personal property belonging to any tenant in the Realty (the "**Personal Property**");

(c) all transferable licenses or permits, pertaining to ownership and/or operation of the Realty and held by, or issued or granted to, Seller prior to the Closing; and all existing transferable warranties or guaranties which will extend beyond the Closing issued to Seller in connection with the building systems, equipment and/or the Realty and the name "Springs Medical Office Center I" (the "**Intangibles**");

(d)   all assignable service contracts in connection with the maintenance and operation of the Realty which will extend beyond the Closing Date and which are listed on **Exhibit "B"** hereto (the "**Contracts**"); and

(e)   all of Seller's right, title and interest as landlord in all leases, lease amendments, lease guaranties and other agreements ("**Leases**") with all persons leasing, using or occupying the Realty or any part thereof ("**Tenants**"), a complete list of which is incorporated into the rent roll attached hereto as **Exhibit "C"**.

The Realty and all of the other property and rights described in this Paragraph 2 are hereinafter collectively referred to as the "**Property**".

3.   **Purchase Price.** The purchase price to be paid by Purchaser for the Property (the "**Purchase Price**") shall be **Fifteen Million Seven Hundred Fifty Thousand Dollars ($15,750,000).** The Purchase Price shall be paid to Seller as follows:

$675,000   being the total Deposit referred to in Paragraph 4 of this Agreement, which sum shall be paid to Seller at Closing or disbursed as otherwise provided in this Agreement.

$15,075,000   being the balance of the Purchase Price, at Closing, subject to prorations and adjustments as hereinafter provided, to be paid by wire transfer to Seller in immediately available federal funds.

Total $15,750,000

The parties agree that the Purchase Price is based upon the Property including a Lease with Internal Medicine Group (or other Jewish Hospital affiliate) as tenant for no less than 5,632 square feet of space in the Property, for a term of not less than ten (10) years, at a rental rate equal to $21.00 per rentable square foot in year one (increasing 2.5% per annum, compounded annually, for years 2-10) commencing on or before April 15, 2007 ("Proposed Lease"). In the event the Proposed Lease is not fully executed on or before December 18, 2006, the Purchase Price shall be reduced by the sum of $600,000. In the event the Proposed Lease is executed on or before December 18, 2006 on the terms outlined above, except that it is for no less than 4,974 square feet of space in the Springs Medical Office Center II, the Purchase Price shall be reduced by the sum of ($100,000). Seller and Purchaser agree to negotiate, in good faith, a mutually agreeable adjustment in the Purchase Price for the Property which is reflective of the actual terms of the Proposed Lease when executed, if different than those outlined above.

4.   **Deposit.** To secure the performance by Purchaser of its obligations under this Agreement, Purchaser will make a deposit of **Six Hundred Seventy Five Thousand Dollars $675,000** in the following manner: (i) within two (2) business days after the Effective Date of this Agreement, Purchaser shall deposit with Commonwealth Land Title Insurance Company (the "Escrow Agent"), the initial sum (the "Initial Deposit") of **One Hundred Seventy Five Thousand Dollars ($175,000);** and (ii) shall thereafter deliver the additional sum (the "Additional Deposit") of **Five Hundred Thousand Dollars ($500,000)** within two (2) business days after the expiration of the Inspection Period (as hereinafter defined). Upon expiration of the Inspection Period, the Initial Deposit and the Additional Deposit shall both be non-refundable to Purchaser (unless Seller shall default hereunder), but shall be applicable to the Purchase Price at

Closing. In the event Purchaser exercises its right to cancel the transaction as provided for in Paragraphs 5 or 6 hereof, the Initial Deposit shall be returned to Purchaser with any interest earned thereon. Seller agrees that upon notification by Purchaser of Purchaser's cancellation pursuant to Paragraphs 5 or 6, Seller will direct the Escrow Agent to return the Initial Deposit and interest earned thereon to Purchaser. The Initial Deposit and the Additional Deposit shall be sent by wire transfer to the Escrow Agent and held and disbursed by the Escrow Agent as an earnest money deposit (collectively, the "**Deposit**") pursuant to the provisions of this Agreement. Any and all interest accrued or earned thereon shall be paid to Purchaser except in the event of a default by Purchaser, in which event all of the interest shall be disbursed to Seller, together with the Deposit, as liquidated damages in accordance with the default provisions below.

5.   **Title and Survey**.

(a)   Seller has delivered to Purchaser, at Seller's expense, an ALTA Owner's Title Insurance Commitment ("**Commitment**") with respect to the Realty in the amount of the Purchase Price issued by a title company selected by Purchaser (the "**Title Company**"), and certified to a date no earlier than thirty (30) days prior to the Effective Date. Seller has delivered to Purchaser, at Seller's expense, a survey of the Realty meeting the ALTA/ACSM Minimum Standard Detail Requirements (2005) and having the following items from Table A: 1, 2, 3, 4, 6, 7a, 7b, 7c, 8, 9, 10, 11a, 11b, 13, and 14. The survey shall be certified to Purchaser, Title Company, Purchaser's Lender and shall contain a certification in the form attached hereto (the "**Survey**"). In the event that the Survey shall disclose any of the following: (i) any encroachment upon or from the Realty which adversely affects Purchaser's intended use of the Realty or which renders title to the Realty unmarketable; or (ii) any other survey defect, such encroachment or other defect shall be treated in the same manner as a title defect, and Purchaser shall be required to object to same in writing on or prior to the end of the Title Review Period.

(b)   Purchaser shall have until 5:00 p.m. Eastern Standard Time on November 21, 2006 (the "**Title Review Period**") in which to examine the Commitment, all underlying exception documents, and the Survey described above and satisfy itself as to the marketability and status of Seller's title. In the event Purchaser notes any objections to the marketability of such title, or in the event that there are any matters of record which, in Purchaser's reasonable judgment, materially interferes with the Purchaser's use of the Realty as currently used, Purchaser shall notify Seller in writing thereof prior to the expiration of the Title Review Period. On or before five (5) days from receipt of Purchaser's notice of objections, Seller may, but shall not be obligated to, obtain, as applicable, the issuance of an endorsement to the Commitment removing such exceptions, or affirmative title insurance protection for such objections, or to deliver to Purchaser Seller's written affirmation (which shall be deemed a cure hereunder) that Seller shall cause certain items referenced in Purchaser's notice of objections to be removed from the Commitment on or before Closing. If Purchaser fails to deliver such notice to Seller within the Title Review Period, Purchaser shall be conclusively deemed to have found title acceptable in all respects, and to have agreed to purchase the Property without reduction in purchase price or further obligation on the part of Seller. If Seller elects not to provide for the cure or removal of any such objections or to obtain affirmative title insurance protection for any such objections within such five (5) day period, then, Purchaser shall have the right to cancel and rescind this Agreement within five (5) days thereafter (it being intended that Purchaser's right to cancel within such time period under this Paragraph 5(b) shall end no later than the end of the Inspection Period, as defined below) upon written notice to Seller, and this Agreement shall terminate, the Initial Deposit and interest thereon shall be returned to Purchaser and the parties shall be released of any further obligations under this Agreement except those which expressly survive such termination. If Purchaser fails to terminate this Agreement in the manner set forth above, all objections referred to in Purchaser's notice of objections not so cured or removed shall be deemed to be Permitted Exceptions, this Agreement shall remain in full force and effect, and Seller shall not be deemed in default hereunder as a result of its failure to cure or remove such objections. If Purchaser waives in writing its objection to any matters described in its notice of objections, such matter along with those matters not objected to in Purchaser's notice of objections shall be deemed to be Permitted Exceptions. For purposes of this Agreement, "Permitted Exceptions" shall mean (i) general real estate taxes, association assessments, special assessments, special district taxes and related charges of record or disclosed in writing to Purchaser and not due and payable as of the Closing Date; (ii) matters shown on the Commitment or Survey and not objected to by Purchaser as provided above; (iii) title matters caused by the actions of Purchaser; (iv) the Leases shown on the Rent Roll (defined below); and (v) matters deemed to be Permitted Exceptions as provided above. All other exceptions to title and Survey shall be referred to as "Unpermitted Exceptions."

(c) If, after the Inspection Period but prior to Closing, Purchaser shall cause the Commitment to be updated and if such update should reveal any matter rendering title to the Realty unsatisfactory to Purchaser which was not disclosed on the original Commitment and was not caused by, through or under Purchaser, Purchaser shall notify Seller of same within three (3) business days of receipt of such update and the provision to Paragraph 5(b) relating to objections shall apply with respect to such objection as if such provisions were set forth herein in full.

6. **Due Diligence and Inspections.**

(a) Deliveries. Within five (5) days after the Effective Date, Seller shall provide Purchaser with copies of the following (the "Due Diligence Materials"):

(i) a current rent roll accurately disclosing the premises, the name of the Tenant, the date the lease commenced and is due to expire, the current monthly rental payment required to be paid by the Tenant, the amount of security deposit required to be held by the Seller and any information concerning any tenant improvement allowances or concessions (the "Rent Roll") and copies of all existing Tenant Leases;

(ii) the Contracts;

(iii) all documents evidencing the Intangibles with respect to the Property, if any;

(iv) the most current title insurance policies for the Realty and copies of all exceptions listed therein;

(v) the most recent survey of the Property, including any as-built survey;

(vi) any environmental reports for the Property in Seller's possession;

(vii) operating statements for the Property for the past three (3) years and all months in the current year;

(viii) information concerning deposits for utilities;

(ix)	insurance loss history;
(x)	capital expenditures for 3 years;
(xi)	tenant improvement allowances schedule;
(xii)	CAM billings and reconciliations for past 2 years;
(xiii)	delinquency reports;
(xiv)	aging receivables;
(xv)	copies of all lease proposals outstanding; and
(xvi)	any default notices from tenants.

(b)   Inspection Period. Purchaser shall have until 5:00 p.m. Eastern Standard Time on November 21, 2006 (the "**Inspection Period**") to examine the materials provided for under Paragraph 6(a), and to make such environmental, physical, zoning, land use and other examinations, inspections and investigations of the Property or the use or operation thereof which Purchaser may determine to make. Purchaser, and Purchaser's agents and contractors, shall have the right to enter upon the property at reasonable times upon prior reasonable notice to Seller (which notice shall not be less than 48 hours with respect to tenanted portions of the property) and Seller shall provide Purchaser, its agents and contractors with access to the Property to conduct such inspections and/or investigations subject to the terms of any Tenant Leases. Purchaser shall use its best efforts not to disturb any tenants in making such inspections. All of the foregoing tests, investigations and studies to be conducted by Purchaser shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition existing prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any of its affiliates, parents, shareholders, partners, members, employees, officers and directors of Seller or Seller's affiliate or parent (collectively referred to hereinafter as "Affiliates of Seller") harmless from any and all liability, costs and expense (including without limitation) reasonable attorneys' fees, court costs and costs of appeal suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's investigations and inspections of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Seller, in Seller's sole discretion. The foregoing indemnity shall not include any claims, demands, losses, costs or expenses resulting from the mere discovery by Purchaser or its representatives of any existing hazardous substances merely revealed thereby. Notwithstanding anything contained herein to the contrary, Purchaser covenants and agrees that prior to commencing any such tests, studies or investigations, Purchaser shall furnish to Seller certificates of insurance evidencing that Purchaser and/or Purchaser's agents or contractors performing any such inspections or investigations are insured by general comprehensive liability insurance policies from reputable and highly rated insurance companies licensed in Kentucky with limits of not less than $1,000,000.00, and listing Seller and Purchaser as additional insureds thereunder. Notwithstanding anything to the contrary contained in this Agreement the provisions of this Paragraph 6(b) shall survive Closing and any cancellation of this Agreement.

Purchaser may cancel this transaction by giving written notice of cancellation to Seller and Escrow Agent prior to the expiration of the Inspection Period if Purchaser reasonably determines that any of its inspections as provided for in Paragraphs 6(a) and 6(b) reveal a condition or conditions that are unacceptable to Purchaser. In the event Purchaser gives such written notice prior to the expiration of the Inspection Period, the Escrow Agent shall return the Initial Deposit and all interest earned thereon to Purchaser, whereupon the parties shall be released from all further obligations under this Agreement except those that expressly survive. In the event

Purchaser has not timely delivered written notice of cancellation in the manner provided above, then the foregoing conditions precedent shall automatically be deemed to be satisfied in full and waived by Purchaser, the Purchaser shall deliver the Additional Deposit to Escrow Agent as provided in Paragraph 4 hereof and the entire Deposit shall be non-refundable to Purchaser (unless Seller defaults hereunder), but shall be applicable to the Purchase Price at Closing.

7.   **Seller's Representations**: Seller represents and warrants to Purchaser as follows:

(a)   Authority. Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, and is qualified to do business in the Commonwealth of Kentucky. This Agreement and the agreements and other documents to be executed by Seller at Closing pursuant to this Agreement, when so executed and delivered, are and shall be legal, valid and binding obligations of Seller and enforceable against Seller in accordance with their terms. The execution, delivery and performance of this Agreement by Seller is within its powers and have been duly authorized by all necessary entity, action, and no consent of any other person or entity to such execution, delivery and performance is required.

(b)   FIRPTA. Seller is not a "foreign person" within the meaning of the United States tax laws and to which reference is made in Internal Revenue Code Section 1445(b)(2). At Closing, Seller shall deliver to Purchaser a certificate to such effect.

(c)   Lawsuits. There are currently no lawsuits pending, or to the best of Seller's knowledge, threatened with respect to the Property that might materially and detrimentally affect the ability of Seller to perform its obligations under this Agreement.

(d)   Condemnation. Seller has received no notice of any condemnation or eminent domain proceedings against or affecting the Property.

(e)   Zoning. Seller has not received notice of or citations with respect to any violation of zoning and building codes.

The representations and covenants set forth in this Paragraph 7 above shall survive Closing for a period of one (1) year. At Closing, Seller shall update the representations set forth in this Paragraph 7 and re-certify same effective as of Closing.

8.   **Purchaser's Representations**. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky. Purchaser represents and warrants to Seller that this Agreement and the agreements and other documents to be executed by Purchaser at Closing pursuant to this Agreement, when so executed and delivered are and shall be legal, valid and binding obligations of Purchaser and enforceable against Purchaser in accordance with their terms. The execution and delivery of this Agreement and the performance of the obligations of Purchaser hereunder are within its powers

and have been duly authorized by all necessary corporate or entity action and no consent of any other person or entity to such execution, delivery and performance is required.

The representations set forth in this Paragraph 8 shall survive Closing for a period of one (1) year. At Closing, Buyer shall update the representations set forth in this Paragraph 8 and re-certify same effective as of Closing.

10. **"AS-IS," "WHEREIS," General Disclaimer and Release**. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE SALE OF THE PROPERTY HEREUNDER IS AND WILL BE MADE ON AN "AS IS," "WHEREIS," AND "WITH ALL FAULTS" BASIS, WITHOUT REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS, IMPLIED OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY CONCERNING TITLE TO THE PROPERTY, THE PHYSICAL CONDITION OF THE PROPERTY (INCLUDING THE CONDITION OF THE SOIL OR THE IMPROVEMENTS), THE ENVIRONMENTAL CONDITION OF THE PROPERTY (INCLUDING THE PRESENCE OR ABSENCE OF HAZARDOUS SUBSTANCES ON OR AFFECTING THE PROPERTY), THE COMPLIANCE OF THE PROPERTY WITH APPLICABLE LAWS AND REGULATIONS (INCLUDING ZONING AND BUILDING CODES OR THE STATUS OF DEVELOPMENT OR USE RIGHTS RESPECTING THE PROPERTY), THE FINANCIAL CONDITION OF THE PROPERTY OR ANY OTHER REPRESENTATION OR WARRANTY RESPECTING ANY INCOME, EXPENSES, CHARGES, LIENS OR ENCUMBRANCES, RIGHTS OR CLAIMS ON, AFFECTING OR PERTAINING TO THE PROPERTY OR ANY PART THEREOF. PURCHASER ACKNOWLEDGES THAT DURING THE DUE DILIGENCE PERIOD PURCHASER WILL EXAMINE, REVIEW AND INSPECT ALL MATTERS WHICH IN PURCHASER'S JUDGMENT BEAR UPON THE PROPERTY AND ITS VALUE AND SUITABILITY FOR PURCHASER'S PURPOSES. EXCEPT AS TO MATTERS SPECIFICALLY SET FORTH IN THIS AGREEMENT: (A) PURCHASER WILL ACQUIRE THE PROPERTY BASED SOLELY UPON ITS OWN PHYSICAL AND FINANCIAL EXAMINATIONS, REVIEWS AND INSPECTIONS AND THE TITLE INSURANCE PROTECTION AFFORDED BY THE TITLE POLICY, AND (B) WITHOUT LIMITING THE FOREGOING, PURCHASER WAIVES ANY RIGHT IT MAY HAVE AT LAW OR IN EQUITY, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK DAMAGES FROM SELLER IN CONNECTION WITH THE ENVIRONMENTAL OR PHYSICAL CONDITION OF THE PROPERTY.

EFFECTIVE AS OF THE CLOSING, PURCHASER SHALL BE DEEMED TO HAVE RELEASED SELLER AND ALL AFFILIATES OF SELLER FROM ALL CLAIMS WHICH PURCHASER OR ANY AGENT, REPRESENTATIVE, AFFILIATE, EMPLOYEE, DIRECTOR, OFFICER, PARTNER, MEMBER, SHAREHOLDER OR OTHER PERSON OR ENTITY ACTING ON PURCHASER'S BEHALF OR OTHERWISE RELATED TO OR AFFILIATED WITH PURCHASER (EACH, A "PURCHASER RELATED PARTY") HAS OR MAY HAVE ARISING FROM OR RELATED TO ANY MATTER OR THING IN CONNECTION WITH THE PROPERTY EXCEPT FOR REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN, INCLUDING THE DOCUMENTS AND INFORMATION REFERRED TO HEREIN, ANY CONSTRUCTION DEFECTS, ERRORS OR OMISSIONS IN THE DESIGN OR CONSTRUCTION OF ALL OR ANY PORTION OF THE PROPERTY AND ANY PHYSICAL OR ENVIRONMENTAL CONDITIONS, AND PURCHASER SHALL NOT LOOK TO SELLER OR ANY AFFILIATES OF SELLER IN CONNECTION WITH THE FOREGOING FOR ANY REDRESS OR RELIEF. THIS RELEASE SHALL BE GIVEN FULL FORCE AND EFFECT ACCORDING TO EACH OF THE EXPRESS TERMS AND PROVISIONS HEREOF. AS USED IN THIS AGREEMENT, THE TERM "ENVIRONMENTAL LAW" SHALL MEAN ANY FEDERAL, STATE AND/OR LOCAL STATUTE, CODE, REGULATION, RULE, ORDINANCE, ORDER, STANDARD, PERMIT, LICENSE, POLICY OR REQUIREMENT (INCLUDING CONSENT DECREES, JUDICIAL

DECISIONS AND ADMINISTRATIVE ORDERS) RELATING TO THE PROTECTION, PRESERVATION, REMEDIATION OR CONSERVATION OF THE ENVIRONMENT OR WORKER HEALTH OR SAFETY, ALL AS AMENDED OR RE-AUTHORIZED, OR AS HEREAFTER AMENDED OR RE-AUTHORIZED, INCLUDING WITHOUT LIMITATION, THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT ("CERCLA"), 42 U.S.C. § 9601 ET SEQ., THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 ("RCRA"), 42 U.S.C. § 6901 ET SEQ., THE EMERGENCY PLANNING AND COMMUNITY RIGHT-TO-KNOW ACT ("RIGHT-TO-KNOW ACT"), 42 U.S.C. § 11001 ET SEQ., THE CLEAN AIR ACT ("CAA"), 42 U.S.C. § 7401 ET SEQ., THE FEDERAL WATER POLLUTION CONTROL ACT ("CLEAN WATER ACT"), 33 U.S.C. § 1251 ET SEQ., THE TOXIC SUBSTANCES CONTROL ACT ("TSCA"), 15 U.S.C. § 2601 ET SEQ., THE SAFE DRINKING WATER ACT ("SAFE DRINKING WATER ACT"), 42 U.S.C. § 300(F) ET SEQ., THE ATOMIC ENERGY ACT ("AEA"), 42 U.S.C. § 2011 ET SEQ., THE OCCUPATIONAL SAFETY AND HEALTH ACT ("OSHA"), 29 U.S.C. § 651 ET SEQ., AND THE HAZARDOUS MATERIALS TRANSPORTATION ACT (THE "TRANSPORTATION ACT"), 49 U.S.C. § 1802 ET SEQ. AS USED IN THIS AGREEMENT, "HAZARDOUS SUBSTANCES" MEANS (1) "HAZARDOUS SUBSTANCES," AS DEFINED BY CERCLA; (2) "HAZARDOUS WASTES" AS DEFINED BY RCRA; (3) ANY RADIOACTIVE MATERIAL INCLUDING, WITHOUT LIMITATION, ANY SOURCE, SPECIAL NUCLEAR OR BY-PRODUCT MATERIAL AS DEFINED BY AEA; (4) ASBESTOS IN ANY FORM OR CONDITION; (5) POLYCHLORINATED BIPHENYLS; AND (6) ANY OTHER MATERIAL, SUBSTANCE OR WASTE TO WHICH LIABILITY OR STANDARDS OF CONDUCT MAY BE IMPOSED UNDER ANY ENVIRONMENTAL LAW. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, THE TERMS OF THIS PARAGRAPH 9 SHALL SURVIVE CLOSING AND DELIVERY OF THE DEED AND ANY TERMINATION OF THIS AGREEMENT.

10.   **Operations of Property Prior to Closing**.

(a)   Prior to the Closing, Seller shall operate and maintain the Property in a commercially reasonable manner and in accordance with Seller's ordinary course of business, subject to reasonable wear and tear, unless otherwise provided for herein. Seller shall comply with all of its material obligations under the Leases and Contracts through the Closing Date.

(b)   After the Effective Date, but prior to the expiration of the Inspection Period, Seller must promptly notify Purchaser of any proposed new lease, lease extension, lease renewal, lease modification or early lease termination (collectively, "Leasing Actions"). No Purchaser consent shall be required for Leasing Actions entered into after the Effective Date but before expiration of Inspection Period. Seller shall provide a description of the proposed Leasing Action to Purchaser containing all material terms of the proposed Leasing Action.

(c)   Except as to the Proposed Lease and as otherwise specifically provided in this Paragraph 10, after the expiration of the Inspection Period and prior to Closing, Seller shall not enter into any new Leases or Contracts or any modifications, renewals or terminations of any existing Leases or Contracts without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. If Purchaser does not notify Seller in writing of its consent, approval or disapproval within five (5) days after notice thereof from Seller, it will be presumed that Purchaser has consented or approved such requested action.

(d)   Notwithstanding the foregoing, if Seller shall enter into any new Lease or any renewal or expansion of any existing Lease between the Effective Date and Closing (other than the Proposed Lease), and if Purchaser shall have approved such Lease, or be deemed to have approved such Lease as provided in Paragraph 10(c), Purchaser agrees to be responsible for all out-of-pocket leasing costs such as tenant improvement costs, tenant improvement allowances, leasing commissions to unrelated third parties of Seller or agents affiliated with Seller, and other leasing costs at the Property in connection with the new Lease and any renewals, extensions and expansions of Leases which are permitted hereunder; provided, however, that all such costs shall be prorated based upon any rental income received by the Seller for periods up to and including the Closing Date. Seller will be responsible for out-of-pocket leasing costs in connection with the Proposed Lease pursuant to the provisions of Paragraph 14(d) hereof. Purchaser shall reimburse Seller at Closing for such costs incurred before the Closing Date and shall assume as of the Closing Date all such costs not yet paid by Seller; provided that all such costs shall be prorated based upon any rental income received by the Seller for periods up to and including the Closing Date.

(f)   Seller agrees, at Seller's sole cost and expense, to replace the roof at the Property with a roof installed to the roof specifications listed on Exhibit D hereto (the "Roof Specifications"), which Roof Specifications Purchaser hereby agrees are acceptable to it. Prior to the expiration of the Inspection Period, Seller shall obtain two (2) or more bids for the roof replacement based upon the Roof Specifications and shall deliver copies of such bids to Purchaser. The roof shall either: (i) be replaced by Seller using one of the bids obtained by Seller (at Seller's choice), after the expiration of the Inspection Period and prior to the Closing Date, so long as Purchaser has not terminated or is not deemed to have terminated this Agreement prior to the expiration of the Inspection Period; or (ii) alternatively, if Purchaser determines and notifies Seller in writing during the Inspection Period that the roof does not need to be replaced immediately, Seller agrees to deposit into an escrow account established by Purchaser's lender, at Closing, an amount equal to the amount set forth in the lowest bid obtained by Seller in accordance with the Roof Specifications for replacement of the roof (the "Roof Funds"). The Roof Funds shall be held by Purchaser's lender pursuant to an escrow agreement to be entered into at Closing between Seller,

Purchaser and Purchaser's lender, and shall be disbursed to pay the cost of a new roof at such time that such roof has been installed and all lien waivers have been obtained; provided, however, in no event shall the Roof Funds be held in escrow for a period exceeding six (6) years after the anniversary date of the Closing, and the Roof Funds, or any part thereof, remaining un-disbursed after such date shall be returned to Seller (including interest thereon if held in an interest-bearing account). If the cost of replacing the roof at any time exceeds the amount of the Roof Funds, or if Purchaser's lender requires an amount to be escrowed for the roof which exceeds the Roof Funds, Purchaser shall be solely responsible for such additional amounts, and Seller shall not, under any circumstances, be responsible for any additional funds, costs or expenses related to the replacement of the roof, in excess of the Roof Funds.

11. **Default Provisions**.

  (a) In the event (i) Purchaser fails to make the Additional Deposit as and required by the terms of this Agreement, and such failure continues for five (5) days after written notice from Seller to Purchaser, or (ii) Purchaser fails to close this transaction as and when required by the terms of this Agreement, Seller may terminate this Agreement and Seller shall receive the Deposit, together with all interest earned thereon, as Seller's sole and exclusive remedy and as agreed and liquidated damages, whereupon the parties shall be relieved of all further obligations hereunder except only those that are expressly stated to survive. Purchaser and Seller acknowledge and agree that actual damages are difficult or impossible to ascertain and the Deposit, together with all interest earned thereon, is a fair and reasonable estimation of the damages of Seller. If Purchaser is in default of any of its other obligations hereunder or if any of Purchaser's representations or warranties set forth herein are untrue, inaccurate or incorrect when made, Seller may pursue all legal and equitable remedies for Purchaser's default.

  (b) In the event of a default by Seller under this Agreement and such default continues for five (5) days after written notice from Purchaser to Seller detailing such default, then Purchaser shall have the right, as its sole and exclusive remedy (except as otherwise provided): (i) to terminate this Agreement by written notice to Seller and Purchaser shall receive a return of the Deposit and any interest thereon, and, thereafter, Seller and Purchaser shall not have further liability hereunder except for obligations which are expressly stated to survive termination hereunder; or (ii) to seek specific performance of this Agreement by Seller by commencing such action within ninety (90) days after the occurrence of Seller's default or be deemed to have waived such right.

12. **Indemnification**.

     (a)   Purchaser hereby agrees to indemnify, protect, defend and hold Seller harmless from and against any claim, demand, obligation, loss, cost, damage, liability, judgment or expense (including, without limitation, reasonable attorneys' fees, charges and disbursements) (collectively, "Claims") arising out of or in connection with (a) breach of any of Purchaser's representations or warranties set forth herein, (b) the breach of any of Purchaser's covenants or agreements set forth herein, or (c) the ownership, operation or maintenance of the property after the Closing. Purchaser's indemnification obligations under this Paragraph 12(a) shall survive delivery of the deed and Closing for a period of one (1) year after the Closing Date.

     (b)   Seller hereby agrees to indemnify, protect, defend and hold Purchaser harmless from and against any Claims arising out of or in connection with (a) breach of any of Seller's representations or warranties set forth herein, (b) the breach of any of Seller covenants or agreement set forth herein, or (c) the ownership, operation or maintenance of the property prior to the Closing. Seller's indemnification obligations under this Paragraph 12(b) shall survive delivery of the deed and the Closing for a period of one (1) year after the Closing Date.

    13.   **Confidentiality**. Purchaser agrees that until the closing, except as otherwise provided herein or required by law, and except for the exercise by Purchaser of any remedy hereunder, Purchaser shall (a) keep confidential the pendency of this transaction and the non-public documents and information supplied by Seller to Purchaser, and (b) disclose such non-public information only to Purchaser's agents, employees, contractors, consultants, advisors, investment bankers, investors, partners or attorneys, as well as lenders (if any) and title company personnel, with a need to know in connection with Purchaser's review and consideration of the property, provided that Purchaser shall inform all persons receiving such information from Purchaser of the confidentiality requirement and (to the extent within Purchaser's control) cause such confidence to be maintained.

    14.   **Prorations, Deposits**.

    (a) Rent, any amounts of additional rent or periodic tenant charges under any tenant lease (exclusive of delinquent rents, but including prepaid rents); refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at closing); real estate and personal property taxes; operating expenses of the Property, including amounts payable under the Contracts; items of income and expense; and all other proratable items shall be prorated as of 11:59 p.m. on the date of Closing. Water, sewer, electricity, fuel and other utility charges will be apportioned based upon meter readings taken as of the day immediately prior to Closing, but Purchaser and Seller agree to pay their respective shares of all utility bills received subsequent to Closing, prorated as of 11:59 p.m. on the date of Closing. In the event the real estate taxes for the year of Closing are unknown, the tax proration will be based upon the taxes for the prior year reduced by the maximum discount available for early payment, and at the request of either party, the taxes for the year of Closing shall be reprorated and adjusted when the tax bill for such year is received and the actual amount of taxes is known, which obligation shall survive Closing. At Closing, Seller shall be reimbursed or credited for and shall release and assign to Purchaser (and notify such utilities of such assignment) all: (i) utility deposits, (ii) prepaid charges under the Contracts, together with a credit for any deposits thereunder, and (iii) such other reimbursements as are provided for in this Agreement.

(b) Notwithstanding anything contained herein to the contrary, payments by the Tenant under the Tenant Leases for utility costs, operating expenses, insurance costs and other escalation charges (excluding real estate tax payments and deposits) (collectively, the "Expense Contributions") shall be prorated as of 11:59 p.m. on the date of Closing, allocating each payment ratably based on the number of days in the period to which the same apply, and shall be paid upon receipt. Purchaser and Seller hereby acknowledge and agree that Expense Contributions are billed to, and paid by, Tenants on the basis of estimates of the expenses with respect to which Expense Contributions are payable. If the final reconciliation of utility costs, operating expenses, insurance costs and other escalation charges reveals a discrepancy from the Expense Contributions made by Tenants, as between Purchaser and Seller, such discrepancies shall, as promptly as possible, but in no event later than thirty (30) days after the end of the calendar year in which Closing occurs be allocated ratably on a per diem basis based on the period (before and including as to Seller, or after, as to Purchaser, the date of Closing) to which it applies. If either party shall have collected more than its share of such charges as allocated pursuant to this paragraph, such party shall pay over to the other the amount of such excess as promptly as possible after such sums have been ascertained to pay. Notwithstanding the foregoing, as soon as reasonably practical after December 31, 2007 (but in no event later than January 30, 2008), Purchaser shall deliver an accounting and substantiation reasonably acceptable to Seller covering all prorations under this paragraph, including any near end or similar reconciliations of Expense Contributions.

(c)   Rents, additional rent and other tenant charges which are delinquent as of Closing Date shall not be prorated as of the Closing Date. After Closing, Purchaser shall include such delinquencies in its normal billings and shall pursue the collection thereof in good faith after the Closing Date (however, the Purchaser shall not be required to litigate or declare default in any Lease). To the extent Purchaser receives any such delinquent rents, such payments shall be applied first toward rents for the month in which Closing occurs (and prorated in accordance with Paragraph 14(a)), and second to any delinquent rents (and additional rent and other tenant charges which are paid by Tenants in arrears, whether delinquent or not) owed to Seller with Seller's share thereof being held by Purchaser in trust for Seller and promptly delivered to Seller by Purchaser, and with Purchaser being entitled to deduct any reasonable collection costs incurred by Purchaser. Purchaser may not waive any delinquent rents nor modify a lease so as to reduce or otherwise affect amounts owed thereunder for any period in which Seller is entitled to receive a share of the charges or amounts without first obtaining Seller's written consent, which consent may be given or withheld in Seller's sole discretion. With respect to delinquent rents and any other amounts or other rights of any kind respecting tenants who are no longer tenants of the Property as of the Closing Date, Seller shall retain all rights relating thereto.

(d)   With respect to Leases at the Property in effect on the Closing Date (other than leases subject to the provisions of Paragraph 10(d) hereof), any remaining tenant improvement allowances (the "Tenant Improvement Allowances"), any tenant improvement costs (the "Tenant Improvement Costs") and any leasing costs (the "Leasing Costs") are listed and described on Exhibit E attached hereto and made a part hereof and shall be the responsibility of Seller. The aggregate amount of the Tenant Improvement Allowances, Tenant Improvement Costs and Leasing Costs (the "Escrow Funds") shall be deposited into one or more escrow accounts established by Seller at Closing to pay, when due under the applicable Lease, such amounts to the applicable tenant, contractor, materials or service provider, or broker, as the case may be. The Escrow Funds shall be held by the Seller in an interest bearing account and interest earned on the Escrow Funds shall be the property of Seller. The Escrow Funds shall be disbursed upon submission to the Seller by the applicable tenant, contractor, materials or service provider, or broker, of the appropriate request for disbursement, together with any partial or final lien waivers and/or other documentation, as required by the applicable Lease terms. Any Escrow Funds remaining un-disbursed after completion of the requirements of the applicable Lease, together with any interest earned thereon, shall be paid to Seller. At Closing, Seller and Purchaser shall enter into an escrow agreement in form and substance reasonably acceptable to Seller and Purchaser (the "Escrow Agreement") to more fully document the foregoing agreement with regard to the Escrow Funds.

The provisions of this Paragraph 14 shall survive Closing and delivery of the Deed.

15.   **Closing Costs**. The parties shall bear the following costs:

(a)   Purchaser shall be responsible for payment of the following: (i) any and all costs and expenses of environmental, architectural, engineering and other inspection and feasibility studies and reports incident to Purchaser's inspections, (ii) the cost of the premiums and any other related fees and costs for any owner's and lender's title insurance policies issued pursuant thereto, including the cost of any endorsements required by Purchaser or its lender, except that Seller shall contribute $3333.33 to the cost of such title insurance policies at Closing; and (iii) notary fees and clerk's recordation fees for recording the special warranty deed.

(b)   Seller shall be responsible for payment of (i) the cost of preparing and issuing the Commitment; (ii) the cost of obtaining the survey; (iii) the cost of any corrective or curative title documents, and (iv) the transfer tax, documentary stamp, surtax or other taxes on the deed of conveyance.

(c)   Each party shall pay its own legal fees except as otherwise expressly provided herein. Any escrow fees shall be divided equally between the parties hereto.

16.   **Closing**. The closing (the "**Closing**") shall be held on January 25, 2007 (the "Closing Date"), at the offices of Seller, or at such other time and place as the parties may mutually agree.

At Closing, Seller shall execute and/or deliver or cause to be delivered to Purchaser the following closing documents all of which shall be in form and substance reasonably satisfactory to Seller:

(a)   a special warranty deed conveying the Realty, subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser (the "Deed");

(b)   a bill of sale for all Personal Property;

(c)   an assignment and assumption of Contracts including, without limitation, all Contracts included in this transaction (including new contract(s) permitted under Paragraph 10 above, if any) and all other Intangibles;

(d)   a "non-foreign" affidavit or certificate pursuant to Internal Revenue Code Section 1445;

(e)   an appropriate and customary mechanic's lien affidavit and affidavit of possession in form reasonably required by the Title Company;

(f)   an assignment and assumption of Leases and Security Deposits (including any new Lease(s) permitted under Paragraph 10 above, if any);

(g)   partnership resolutions, as applicable, and/or such other evidence of authority and good standing with respect to Seller as may be reasonably required by the Title Company;

(h)   the originals (or a copy where there is no original) of all of the Leases, Contracts, documents evidencing Intangibles and plans and specifications in Seller's possession;

(i)   an update certificate from Seller updating the representations made by Seller under Paragraph 7 above to the date of Closing;

(j)   a written notice to each Tenant notifying them of the change in ownership and directing them to send rent payments to Purchaser (or its Manager) at the address provided therein;

(k)   a rent roll dated as of the Closing Date, updating Exhibit C, including current information as to delinquent rent and other charges, prepaid rent and interest accruing on security deposits (if any), which rent roll shall be certified by an authorized officer of Seller to be true, correct and complete in all material respects;

(l)   the Escrow Agreement; and

(m)   any keys or security cards in Seller's possession for access to the Property.

At Closing, Purchaser shall execute and/or deliver (as applicable) to Seller all of which shall be conditions precedent to Seller's obligation to complete the transactions contemplated by this Agreement:

(a)   the balance of the Purchase Price;

(b)   an updated certificate from Purchaser updating the representations made by Purchaser under Paragraph 8 above to the date of Closing;

(c)   the assignment and assumption of Contracts;

(d)   the assignment and assumption of Leases and Security Deposits;

(e)   any documents or instruments required by the Title Company; and

(f)   the Escrow Agreement.

Both parties shall execute and deliver counterpart closing statements and such other documents as are reasonably necessary to consummate this transaction.

17.   **Tenant Estoppel Certificates; SNDAs**. Seller shall deliver to Purchaser, at or prior to the Closing, estoppel certificates from Tenants at the Property ("Tenant Estoppel Certificates") accounting for not less than 85% of total rent at the Property in effect as of the expiration of the Inspection Period. Except as otherwise provided herein, each Tenant Estoppel Certificate shall be in substantially the form attached hereto as Exhibit F, subject to reasonable modification, or in the form, if any, prescribed in the applicable Lease. Seller's sole obligation hereunder shall be to utilize commercially reasonable efforts to obtain Tenant Estoppel Certificates from each such Tenant (and shall not include any obligation to institute legal proceedings or extend money). Seller shall deliver to Purchaser all Tenant Estoppel Certificates it receives promptly after receipt. Seller shall also cooperate with Purchaser in good faith to obtain such subordination, non-disturbance and attornment agreements, if any, required by Purchaser's lender (collectively, "SNDAs", and individually, an "SNDA") from the Tenants under Tenant Leases accounting for not less than 85% of the total rent at the Property on a form to be supplied by Purchaser no later than three (3) business days after the expiration of the Inspection Period. Upon receipt of the SNDAs from Purchaser, Seller shall promptly deliver the form SNDA to each Tenant under a Tenant Lease. If, on or before the Closing, such conditions with respect to Estoppel Certificates and SNDAs are not satisfied (or waived in writing by Purchaser), then this Agreement shall terminate the Deposit and shall be returned to Purchaser and no party hereto shall have any further obligation in connection herewith except as expressly provided in this Agreement.

18.   **Broker**. Each of Purchaser and Seller warrants to the other that it has not dealt with any real estate broker, agent, finder or salesperson in the negotiation of this contract. If a claim for a commission or fee in connection with this transaction is made by any broker, salesperson or finder claiming to have dealt through or on behalf of one of the parties hereto ("**Indemnitor**"), Indemnitor shall indemnify, defend and hold harmless the other party hereunder ("**Indemnitee**"), and Indemnitee's officers, directors, agents and representatives, from and

against all liabilities, damages, claims, costs, fees and expenses whatsoever (including reasonable attorney's fees and court costs at trial and all appellate levels) with respect to said claim for commission. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this paragraph shall survive the Closing and any cancellation or termination of this Agreement.

19.   **Escrow Agent**. The Escrow Agent shall hold the Deposit (or portion thereof) in escrow, and disburse it only in accordance with the provisions of this Agreement. The Escrow Agent shall not be deemed to be the agent of either party hereto, and shall not be liable for any actions taken by it in good faith, but only for its gross negligence or willful misconduct. The parties hereby indemnify and agree to hold harmless the Escrow Agent from and against all liabilities, damages, claims, costs, fees and expenses whatsoever (including reasonable attorneys' fees and court costs at all trial and appellate levels) the Escrow Agent may incur or be exposed to in its capacity as escrow agent hereunder, except for its gross negligence or willful misconduct. If there be any dispute as to disposition of any proceeds held by the Escrow Agent pursuant to the terms of this Agreement, the Escrow Agent is hereby authorized to interplead the disputed amount or the entire proceeds with any court of competent jurisdiction and thereby be released from all of its obligations hereunder. The Escrow Agent shall not be liable for any failure of the depository.

20.   **Notices**. Any notices required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given if delivered by hand, sent by recognized overnight courier (such as Federal Express), by facsimile confirmed received or mailed by certified or registered mail, return receipt requested, in a postage prepaid envelope, and addressed as follows:

If to the Seller at:	NTS Realty Holdings Limited Partnership 10172 Linn Station Road Louisville, KY 40223 Attention: Neil A. Mitchell Phone: 502-426-4800 ext. 212 Fax: (502) 426-4994
With a copy to:	Rosann D. Tafel, Esq. NTS Development Company 10172 Linn Station Road Louisville, KY 40223 Phone: 502-426-4800 ext. 153 Fax: (502) 426-4994
If to the Purchaser at:	Meridian Realty Investments, LLC 101 South Fifth Street, Suite 3100 Louisville, KY 40202 Attention: Brian McChesney Phone: (502) 581-1030 Fax: (502) 581-1030

With a copy to:

L. Jude Clark, Jr., Esq.
Frost Brown Todd, LLC
400 West Market Street, 32nd Floor
Louisville, KY 40202
Phone: (502) 589-5400
Fax: (502) 581-1087

If to the Escrow Agent at:

Commonwealth Land Title Insurance Company
PNC Plaza
500 W. Jefferson Street
Suite 2200
Louisville, KY 40202
Attention: Andrew B. Cox, Esq.
Phone: (502) 548-0211
Fax: (502) 584-6518

Notices personally delivered or sent by overnight courier or via facsimile shall be deemed given on the date of delivery and notices mailed in accordance with the foregoing shall be deemed given three (3) days after deposit in the U.S. mails.

21. **Risk of Loss; Eminent Domain; Casualty.** Except as provided in any indemnity provision contained in this Agreement, Seller shall bear all risk of loss with respect to the Property up to and including the Closing Date.

(a) Notwithstanding the foregoing, in the event that the Realty or any portion thereof is taken by eminent domain, condemnation or similar taking, prior to Closing, Seller shall promptly give notice to Purchaser, and if such taking will materially and adversely, as reasonably determined by Purchaser and Seller, impair the use of the Property as it is currently being operated or would materially and adversely impair access to the Property ("Material Portion") Purchaser shall have the option of either: (a) terminating this Agreement by delivering written notice of such election to Seller within ten (10) days after receipt of Seller's notice of such taking, and receiving a refund of the Deposit and all interest earned thereon whereupon all parties shall be relieved of all further obligations under this Agreement except those that are expressly stated to survive, or (b) proceeding with Closing without reduction of the Purchase Price, in which case Seller shall assign to Purchaser all condemnation awards and settlements, if any. In the event no Material Portion of the Realty is taken by eminent domain prior to Closing, then Purchaser shall be required to proceed with Closing without reduction of Purchase Price, and Seller shall assign to Purchaser all condemnation awards and settlements, if any.

(b) In the event that the Improvements are damaged or destroyed by fire or other casualty prior to Closing, repair of which would cost in excess of Two Hundred Thousand Dollars ($200,000.00) to repair (as determined by Purchaser and Seller in good faith), Purchaser shall have the option of either: (i) terminating this Agreement by delivering written notice of such election within ten (10) days after receipt of Seller's determination as to the cost of repairs, and receiving a refund of the Deposit and all interest earned thereon whereupon all parties shall be released from all further obligations under this Agreement, except only those that are expressly stated to survive, or (ii) proceeding with Closing without reduction in the Purchase Price except as provided below, or claim against Seller therefor, in which case Purchaser shall be entitled to all insurance proceeds, if any, resulting from such casualty, plus a credit at Closing against the Purchase Price in the amount of any insurance deductible that is actually deducted from the proceeds made available to Purchaser. In the event only a portion of the Improvements is damaged or destroyed by fire or other casualty prior to Closing, repair of which would cost less than or equal to Two Hundred Thousand Dollars ($200,000.00) (as determined by Purchaser and Seller in good faith), then Purchaser shall be required to proceed with Closing without reduction in the Purchase Price or claim against Seller therefor, and Seller may elect to either repair and restore the Improvements (in which case Closing shall be extended for a reasonable time, not to exceed ninety (90) days, until completion of such restoration), or to assign and transfer to Purchaser insurance proceeds, if any, resulting from such casualty, and credit Purchaser at Closing with an amount of any insurance deductible that is actually deducted from the proceeds made available to Purchaser.

22. **Limitation of Liability**. Except as otherwise specifically provided for in this Agreement, none of the shareholders, partners, officers, directors, agents or employees, heirs, successors or assigns of Seller ("Seller Representatives") shall have any personal liability of any kind or nature, nor shall Purchaser have the right to receive any judgment in or otherwise recover against the assets of the aforesaid for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability or to receive any judgment in or otherwise recover against the assets of Seller, the Affiliates of Seller or the respective Seller Representatives.

Except as otherwise specifically provided for in this Agreement, none of the shareholders, partners, officers, directors, agents or employees, heirs, successors or assigns of Purchaser (" Purchaser Representatives") shall have any personal liability of any kind or nature, nor shall Seller have the right to receive any judgment in or otherwise recover against the assets of the aforesaid for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Seller hereby waives for itself and anyone who may claim by, through or under Seller any and all rights to sue or recover on account of any such alleged personal liability or to receive any judgment in or otherwise recover against the assets of Purchaser, the Affiliates of Purchaser or the respective Purchaser Representatives.

23. **Closing on Springs Medical Office Center II and Springs Office Building**. The obligations of Seller to complete the transactions contemplated by this Agreement and to close on the sale of the Property to Purchaser are expressly conditioned on the Purchaser simultaneously consummating the transactions contemplated in, and performing all of Purchaser's obligations under: (a) that certain Purchase and Sale Agreement of even date herewith between Dutchman Parkway Investors, LLC, a Kentucky limited liability company and Purchaser, with respect to the Property located at 6420 Dutchmans Parkway, Louisville, Kentucky 40205 and commonly known as "Springs Medical Office Center II"; and (b) that certain Purchase and Sale Agreement of even date herewith between Seller and Purchaser with respect to the Property located at 950 Breckinridge Lane, Louisville, Kentucky, and commonly known as "Springs Office Building."

24. **Miscellaneous**.

    (a)   This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Kentucky. All of the parties to this Agreement have participated fully in the negotiation and preparation hereof, and, accordingly, this Agreement shall not be more strictly construed against any one of the parties hereto.

    (b)   In the event any term or provision of this Agreement be determined by appropriate judicial authority to be illegal or otherwise invalid, such provision shall be given its nearest legal meaning or be construed as deleted as such authority determines, and the remainder of this Agreement shall be construed to be in full force and effect.

    (c)   In the event of any litigation between the parties under this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and court costs at all trial and appellate levels. The parties stipulate and agree that venue in any such litigation shall be laid in Jefferson County, Kentucky.

    (d)   In construing this Agreement, the singular shall be held to include the plural, the plural shall be held to include the singular, the use of any gender shall be held to include every other and all genders, and captions and paragraph headings shall be disregarded.

    (e)   All of the exhibits attached to this Agreement are incorporated in, and made a part of, this Agreement.

    (f)   All references to a number of days shall mean calendar days unless Business Days are expressly referred to. A Business Day is any Monday, Tuesday, Wednesday, Thursday or Friday other than a day on which banking business is not generally conducted in the County in which the Property is located. If the time for performance of any obligation hereunder shall fall on a Saturday, Sunday or holiday, the time for performance shall be extended to the next succeeding Business Day.

25. **Entire Agreement**. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and there are no other agreements, representations or warranties other than as set forth herein. This Agreement may not be changed, altered or modified except by an instrument in writing signed by the party against whom enforcement of such change would be sought. This Agreement shall be binding upon the parties hereto and their respective successors and assigns. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

26. **Assignment**. This Agreement shall be assigned to an affiliate of Purchaser and to non-affiliated tenants-in-common in connection with Purchaser's intended tenants-in-common ("TIC") transaction, each of which affiliates and tenants-in-common shall be a single asset Delaware limited liability company, and Seller acknowledges and consents to such assignment.

Purchaser shall remain liable following such assignment up until Closing, after which Purchaser's assignee shall be solely liable for all surviving obligations hereunder. This Agreement shall not otherwise be assigned or transferred, whether directly or by operation of law or otherwise, without the prior written consent of Seller in its sole and absolute discretion and any such assignment or transfer made or attempted to be made by Purchaser shall be null and void.

     27.   **Section 1031 Exchange**. Purchaser shall cooperate fully with Seller, but at no additional cost to Purchaser, to allow Seller to structure the sale of the Property to accommodate a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, including specifically, Seller's right to assign this Agreement to a qualified intermediary in connection therewith.

     28.   **Recording**. Neither this Agreement nor a memorandum thereof shall be recorded, and the act of recording such by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 11 hereof.

REMAINDER OF PAGE BLANK
SIGNATURES APPEAR ON NEXT PAGE

EXECUTED as of the date first above written in several counterparts, each of which shall be deemed an original, but all constituting only one agreement.

SELLER:

NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware corporation, its Managing General Partner

By: [signature]
Name: Brian F. Lavin
Title: President
Date: 11/10/06

PURCHASER:

MERIDIAN REALTY INVESTMENTS, LLC
a Kentucky limited liability company

By: [signature]
Print Name: Terri Allen
Title: Manager
Date: 11-10-06

Agreement of Escrow Agent

The undersigned has executed this Agreement solely to confirm its agreement to hold the Deposit in escrow in accordance with the provisions hereof, and to comply with the provisions of Paragraph 19.

In witness whereof, the undersigned has executed this Agreement as of November 10, 2006.

COMMONWEALTH LAND TITLE INSURANCE COMPANY

By: _Andrew B. Cox_

Print Name: _Andrew B. Cox_

Title: _Vice President_

Date: _11-13-06_

FIRST AMENDMENT
TO
PURCHASE AND SALE AGREEMENT

This First Amendment to Purchase and Sale Agreement (the "First Amendment") is made and entered into as of the 2nd day of January, 2007 by and between NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership (the "Seller") and MERIDIAN REALTY INVESTMENTS, LLC, a Kentucky limited liability company (the "Purchaser"), and is joined in by COMMONWEALTH LAND TITLE INSURANCE COMPANY (the "Escrow Agent") as follows:

RECITALS:

A. Seller and Purchaser have entered into that certain Purchase and Sale Agreement dated as of November 10, 2006 (the "Agreement") pursuant to which the Seller has agreed to sell, and the Purchaser has agreed to buy, certain real estate located at 6400 Dutchmans Parkway, Louisville, Jefferson County, Kentucky, commonly known as Springs Medical Office Center I, which is more particularly described on Exhibit A attached to and incorporated in the Agreement, together with all Improvements, Personal Property, Intangibles and Leases (as such terms are defined in the Agreement), all of which is referred to collectively herein as the "Property; and

B. Seller and Purchaser now desire to amend and modify the Agreement as set forth herein.

NOW, THEREFORE, for and in consideration of the foregoing premises, and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1. Closing Date. The "Closing Date" is hereby extended to, and shall be held on, February 12, 2007.

2. Amendment. Except as expressly amended or modified hereby, the Agreement and all terms and conditions contained therein shall remain in full force and effect. All references to the "Agreement" from and after the date hereof shall be deemed to mean the Agreement as amended by this First Amendment.

3. Binding Effect. This First Amendment shall be binding upon and shall inure to the benefit of Seller and Purchaser and their respective successors and assigns.

4. Counterparts. This First Amendment may be executed in several counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Seller, Purchaser and Escrow Agent have executed this First Amendment to Purchase and Sale Agreement as of the day and year first above written.

PURCHASER:

MERIDIAN REALTY INVESTMENTS, LLC, a Kentucky limited liability company

By: _Terri Allen_

Name: _TERRI ALLEN_

Title: _MANAGING MEMBER_

SELLER:

NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: _Brian F. Lavin_

Name: _BRIAN F. LAVIN_

Title: _President/CEO_

ESCROW AGENT:

COMMONWEALTH LAND TITLE INSURANCE COMPANY

By: _Andrew B. Cox_

Name: _Andrew B. Cox_

Title: _Vice President_

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the "Agreement") is made and entered into as of ___10th___day of November, 2006 (the "Effective Date") by and between **NTS REALTY HOLDINGS LIMITED PARTNERSHIP**, a Delaware limited partnership, whose address is 10172 Linn Station Road, Louisville, Kentucky 40223 ("**Seller**"), and **MERIDIAN REALTY INVESTMENTS, LLC,** a Kentucky limited liability company, whose address is 101 South Fifth Street, Louisville, Kentucky 40202 ("**Purchaser**").

RECITALS:

A.   Seller is the owner of a certain parcel of land located at 950 Breckinridge Lane, Louisville, Kentucky 40207, commonly known as "Springs Office Building", consisting of approximately 11.40 acres, all as more particularly described in **Exhibit "A"** hereto (the "**Land**"), together with all improvements and fixtures located on the Land primarily consisting of a three-story office building containing approximately 125,964 square feet of office space (the "**Improvements**"). The Land and Improvements are collectively referred to herein as the "**Realty**".

B.   Seller desires to sell, and Purchaser desires to acquire, the Realty and other assets described herein in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and promises herein set forth, the parties agree as follows:

1.   **Recitals**. The foregoing recitals are true and correct and are incorporated herein by this reference.

2.   **Purchase and Sale**. Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller the following property and rights owned by Seller:

(a)   the Realty, together with all easements, privileges, rights to lands lying under any adjacent roadways, and all other appurtenances pertaining to or accruing to the benefit of the Realty;

(b)   all tangible personal property owned by Seller located on and used exclusively in the operation of the Realty, but excluding any personal property belonging to any tenant in the Realty (the "**Personal Property**");

(c)   all transferable licenses or permits, pertaining to ownership and/or operation of the Realty and held by, or issued or granted to, Seller prior to the Closing; and all existing transferable warranties or guaranties which will extend beyond the Closing issued to Seller in connection with the building systems, equipment and/or the Realty, and the name "Springs Office Building" (the "**Intangibles**");

(d) all assignable service contracts in connection with the maintenance and operation of the Realty which will extend beyond the Closing Date and which are listed on **Exhibit "B"** hereto (the "**Contracts**"); and

(e) all of Seller's right, title and interest as landlord in all leases, lease amendments, lease guaranties and other agreements ("**Leases**") with all persons leasing, using or occupying the Realty or any part thereof ("**Tenants**"), a complete list of which is incorporated into the rent roll attached hereto as **Exhibit "C"**.

The Realty and all of the other property and rights described in this Paragraph 2 are hereinafter collectively referred to as the "**Property**".

3. **Purchase Price**. The purchase price to be paid by Purchaser for the Property (the "**Purchase Price**") shall be **Thirteen Million Seven Hundred Fifty Thousand Dollars ($13,750,000)**. The Purchase Price shall be paid to Seller as follows:

$675,000   being the total Deposit referred to in Paragraph 4 of this Agreement, which sum shall be paid to Seller at Closing or disbursed as otherwise provided in this Agreement.

$13,075,000   being the balance of the Purchase Price, at Closing, subject to prorations and adjustments as hereinafter provided, to be paid by wire transfer to Seller in immediately available federal funds.

Total $13,750,000

4. **Deposit**. To secure the performance by Purchaser of its obligations under this Agreement, Purchaser will make a deposit of **Six Hundred Seventy Five Thousand Dollars $675,000** in the following manner: (i) within two (2) business days after the Effective Date of this Agreement, Purchaser shall deposit with Commonwealth Land Title Insurance Company (the "**Escrow Agent**"), the initial sum (the "**Initial Deposit**") of **One Hundred Seventy Five Thousand Dollars ($175,000)**; and (ii) shall thereafter deliver the additional sum (the "**Additional Deposit**") of **Five Hundred Thousand Dollars ($500,000)** within two (2) business days after the expiration of the Inspection Period (as hereinafter defined). Upon expiration of the Inspection Period, the Initial Deposit and the Additional Deposit shall both be non-refundable to Purchaser (unless Seller shall default hereunder), but shall be applicable to the Purchase Price at Closing. In the event Purchaser exercises its right to cancel the transaction as provided for in Paragraphs 5 or 6 hereof, the Initial Deposit shall be returned to Purchaser with any interest earned thereon. Seller agrees that upon notification by Purchaser of Purchaser's cancellation pursuant to Paragraphs 5 or 6, Seller will direct Escrow Agent to return the Initial Deposit and interest earned thereon to Purchaser. The Initial Deposit and the Additional Deposit shall be sent by wire transfer to the Escrow Agent and held and disbursed by the Escrow Agent as an earnest money deposit (collectively, the "**Deposit**") pursuant to the provisions of this Agreement. Any and all interest accrued or earned thereon shall be paid to Purchaser except in the event of a default by Purchaser, in which event all of the interest shall be disbursed to Seller, together with the Deposit, as liquidated damages in accordance with the default provisions below.

5.   **Title and Survey.**

(a)   Seller has delivered to Purchaser, at Seller's expense, an ALTA Owner's Title Insurance Commitment ("**Commitment**") with respect to the Realty in the amount of the Purchase Price issued by a title company selected by Purchaser (the "**Title Company**"), and certified to a date no earlier than thirty (30) days prior to the Effective Date. Seller has delivered to Purchaser, at Seller's expense, a survey of the Realty meeting the ALTA/ACSM Minimum Standard Detail Requirements (2005) and having the following items from Table A: 1, 2, 3, 4, 6, 7a, 7b, 7c, 8, 9, 10, 11a, 11b, 13, and 14. The survey shall be certified to Purchaser, Title Company, Purchaser's Lender and shall contain a certification in the form attached hereto (the "**Survey**"). In the event that the Survey shall disclose any of the following: (i) any encroachment upon or from the Realty which adversely affects Purchaser's intended use of the Realty or which renders title to the Realty unmarketable; or (ii) any other survey defect, such encroachment or other defect shall be treated in the same manner as a title defect, and Purchaser shall be required to object to same in writing on or prior to the end of the Title Review Period.

(b)   Purchaser shall have until 5:00 p.m. Eastern Standard Time on November 21, 2006 (the "**Title Review Period**") in which to examine the Commitment, all underlying exception documents, and the Survey described above and satisfy itself as to the marketability and status of Seller's title. In the event Purchaser notes any objections to the marketability of such title, or in the event that there are any matters of record which, in Purchaser's reasonable judgment, materially interferes with the Purchaser's use of the Realty as currently used, Purchaser shall notify Seller in writing thereof prior to the expiration of the Title Review Period. On or before five (5) days from receipt of Purchaser's notice of objections, Seller may, but shall not be obligated to, obtain, as applicable, the issuance of an endorsement to the Commitment removing such exceptions, or affirmative title insurance protection for such objections, or to deliver to Purchaser Seller's written affirmation (which shall be deemed a cure hereunder) that Seller shall cause certain items referenced in Purchaser's notice of objections to be removed from the Commitment on or before Closing. If Purchaser fails to deliver such notice to Seller within the Title Review Period, Purchaser shall be conclusively deemed to have found title acceptable in all respects, and to have agreed to purchase the Property without reduction in purchase price or further obligation on the part of Seller. If Seller elects not to provide for the cure or removal of any such objections or to obtain affirmative title insurance protection for any such objections within such five (5) day period, then, Purchaser shall have the right to cancel and rescind this Agreement within five (5) days thereafter (it being intended that the Purchaser's right to cancel within such time period under this Paragraph 5(b) shall end no later than the end of the Inspection Period, as defined below) upon written notice to Seller, and this Agreement shall terminate, the Initial Deposit and interest thereon shall be returned to Purchaser and the parties shall be released of any further obligations under this Agreement except those which expressly survive such termination. If Purchaser fails to terminate this Agreement in the manner set forth above, all objections referred to in Purchaser's notice of objections not so cured or removed shall be deemed to be Permitted Exceptions, this Agreement shall remain in full force and effect, and Seller shall not be deemed in default hereunder as a result of its failure to cure or remove such objections. If Purchaser waives in writing its objection to any matters described in its notice of objections, such matter along with those matters not objected to in Purchaser's notice of objections shall be deemed to be Permitted Exceptions. For purposes of this Agreement, "Permitted Exceptions" shall mean (i) general real estate taxes, association assessments, special assessments, special district taxes and related charges of record or disclosed in writing to Purchaser and not due and payable as of the Closing Date; (ii) matters shown on the Commitment or Survey and not objected to by Purchaser as provided above; (iii) title matters caused by the actions of Purchaser; (iv) the Leases shown on the Rent Roll (defined below); and (v) matters deemed to be Permitted Exceptions as provided above. All other exceptions to title and Survey shall be referred to as "Unpermitted Exceptions."

(c)   If, after the expiration of the Inspection Period but prior to Closing, Purchaser shall cause the Commitment to be updated, and if such update should reveal any matter rendering title to the Realty unsatisfactory to Purchaser which was not disclosed on the original Commitment and was not caused by, through or under Purchaser, Purchaser shall notify Seller of same within three (3) business days of receipt of such update and the provision of Paragraph 5(b) relating to objections shall apply with respect to such objection as if such provisions were set forth herein in full.

6.   **Due Diligence and Inspections.**

(a)   Deliveries. Within five (5) days after the Effective Date, Seller shall provide Purchaser with copies of the following (the "Due Diligence Materials"):

(i)   a current rent roll accurately disclosing the premises, the name of the Tenant, the date the lease commenced and is due to expire, the current monthly rental payment required to be paid by the Tenant, the amount of security deposit required to be held by the Seller and any information concerning any tenant improvement allowances or concessions (the "Rent Roll") and copies of all existing Tenant Leases;

(ii)   the Contracts;

(iii)   all documents evidencing the Intangibles with respect to the Property, if any;

(iv)   the most current title insurance policies for the Realty and copies of all exceptions listed therein;

(v)   the most recent survey of the Property, including any as-built survey;

(vi)   any environmental reports for the Property in Seller's possession;

(vii)   operating statements for the Property for the past three (3) years and all months in the current year;

(viii)   information concerning deposits for utilities;

(ix)   insurance loss history;

(x)   Capital expenditures for 3 years;

(xi)   Tenant improvement allowances schedule;

(xii)   CAM billings and reconciliations for past 2 years;

(xiii)   delinquency reports;

(xiv)   aging receivables;

(xv)   copies of all lease proposals outstanding; and

(xvi)   any default notices from tenants.

(b)   Inspection Period. Purchaser shall have until 5:00 p.m. Eastern Standard Time on November 21, 2006 (the "**Inspection Period**") to examine the materials provided for under Paragraph 6(a), and to make such environmental, physical, zoning, land use and other examinations, inspections and investigations of the Property or the use or operation thereof which Purchaser may determine to make. Purchaser, and Purchaser's agents and contractors, shall have the right to enter upon the property at reasonable times upon prior reasonable notice to Seller (which notice shall not be less than 48 hours with respect to tenanted portions of the property) and Seller shall provide Purchaser, its agents and contractors with access to the Property to conduct such inspections and/or investigations subject to the terms of any Tenant Leases. Purchaser shall use its best efforts not to disturb any tenants in making such inspections. All of the foregoing tests, investigations and studies to be conducted by Purchaser shall be at Purchaser's sole cost and expense and Purchaser shall restore the Property to the condition existing prior to the performance of such tests or investigations by or on behalf of Purchaser. Purchaser shall defend, indemnify and hold Seller and any of its affiliates, parents, shareholders, partners, members, employees, officers and directors of Seller or Seller's affiliate or parent (collectively referred to hereinafter as "Affiliates of Seller") harmless from any and all liability, costs and expense (including without limitation) reasonable attorneys' fees, court costs and costs of appeal suffered or incurred by Seller or Affiliates of Seller for injury to persons or property caused by Purchaser's investigations and inspections of the Property. Purchaser shall undertake its obligation to defend set forth in the preceding sentence using attorneys selected by Seller, in Seller's sole discretion. The foregoing indemnity shall not include any claims, demands, losses, costs or expenses resulting from the mere discovery by Purchaser or its representatives of any existing hazardous substances merely revealed thereby. Notwithstanding anything contained herein to the contrary, Purchaser covenants and agrees that prior to commencing any such tests, studies or investigations, Purchaser shall furnish to Seller certificates of insurance evidencing that Purchaser and/or Purchaser's agents or contractors performing any such inspections or investigations are insured by general comprehensive liability insurance policies from reputable and highly rated insurance companies licensed in Kentucky with limits of not less than $1,000,000.00, and listing Seller and Purchaser as additional insureds thereunder. Notwithstanding anything to the contrary contained in this Agreement the provisions of this Paragraph 6(b) shall survive Closing and any cancellation of this Agreement.

Purchaser may cancel this transaction by giving written notice of cancellation to Seller and Escrow Agent prior to the expiration of the Inspection Period if Purchaser reasonably determines that any of its inspections as provided for in Paragraph 6(a) and 6(b) reveal a condition or conditions that are unacceptable to Purchaser. In the event Purchaser gives such written notice prior to the expiration of the Inspection Period, the Escrow Agent shall return the Initial Deposit and all interest earned thereon to Purchaser, whereupon the parties shall be released from all further obligations under this Agreement except those that expressly survive. In the event Purchaser has not timely delivered written notice of cancellation in the manner provided above, then the foregoing conditions precedent shall automatically be deemed to be satisfied in full and waived by Purchaser, the Purchaser shall deliver the Additional Deposit to Escrow Agent as provided in Paragraph 4 hereof and the entire Deposit shall be non-refundable to Purchaser (unless Seller defaults hereunder), but shall be applicable to the Purchase Price at Closing.

7.   **Seller's Representations**: Seller represents and warrants to Purchaser as follows:

(a)   Authority. Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware, and is qualified to do business in the Commonwealth of Kentucky. This Agreement and the agreements and other documents to be executed by Seller at Closing pursuant to this Agreement, when so executed and delivered, are and shall be legal, valid and binding obligations of Seller and enforceable against Seller in accordance with their terms. The execution, delivery and performance of this Agreement by Seller is within its powers and have been duly authorized by all necessary entity, action, and no consent of any other person or entity to such execution, delivery and performance is required.

(b)   FIRPTA. Seller is not a "foreign person" within the meaning of the United States tax laws and to which reference is made in Internal Revenue Code Section 1445(b)(2). At Closing, Seller shall deliver to Purchaser a certificate to such effect.

(c)   Lawsuits. There are currently no lawsuits pending, or to the best of Seller's knowledge, threatened with respect to the Property that might materially and detrimentally affect the ability of Seller to perform its obligations under this Agreement.

(d)   Condemnation. Seller has received no notice of any condemnation or eminent domain proceedings against or affecting the Property.

(e)   Zoning. Seller has not received notice of or citations with respect to any violation of zoning and building codes.

The representations and covenants set forth in this Paragraph 7 above shall survive Closing for a period of one year. At Closing, Seller shall update the representations set forth in this Paragraph 7 and re-certify same effective as of Closing.

8.   **Purchaser's Representations**. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky. Purchaser represents and warrants to Seller that this Agreement and the agreements and other documents to be executed by Purchaser at Closing pursuant to this Agreement, when so executed and delivered are and shall be legal, valid and binding obligations of Purchaser and enforceable against Purchaser in accordance with their terms. The execution and delivery of this Agreement and the performance of the obligations of Purchaser hereunder are within its powers and have been duly authorized by all necessary corporate or entity action and no consent of any other person or entity to such execution, delivery and performance is required.

The representations set forth in this Paragraph 8 shall survive Closing for a period of one (1) year. At Closing, Buyer shall update the representations set forth in this Paragraph 8 and re-certify same effective as of Closing.

9. **"AS-IS," "WHEREIS," General Disclaimer and Release**. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE SALE OF THE PROPERTY HEREUNDER IS AND WILL BE MADE ON AN "AS IS," "WHEREIS," AND "WITH ALL FAULTS" BASIS, WITHOUT REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS, IMPLIED OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY CONCERNING TITLE TO THE PROPERTY, THE PHYSICAL CONDITION OF THE PROPERTY (INCLUDING THE CONDITION OF THE SOIL OR THE IMPROVEMENTS), THE ENVIRONMENTAL CONDITION OF THE PROPERTY (INCLUDING THE PRESENCE OR ABSENCE OF HAZARDOUS SUBSTANCES ON OR AFFECTING THE PROPERTY), THE COMPLIANCE OF THE PROPERTY WITH APPLICABLE LAWS AND REGULATIONS (INCLUDING ZONING AND BUILDING CODES OR THE STATUS OF DEVELOPMENT OR USE RIGHTS RESPECTING THE PROPERTY), THE FINANCIAL CONDITION OF THE PROPERTY OR ANY OTHER REPRESENTATION OR WARRANTY RESPECTING ANY INCOME, EXPENSES, CHARGES, LIENS OR ENCUMBRANCES, RIGHTS OR CLAIMS ON, AFFECTING OR PERTAINING TO THE PROPERTY OR ANY PART THEREOF. PURCHASER ACKNOWLEDGES THAT DURING THE DUE DILIGENCE PERIOD PURCHASER WILL EXAMINE, REVIEW AND INSPECT ALL MATTERS WHICH IN PURCHASER'S JUDGMENT BEAR UPON THE PROPERTY AND ITS VALUE AND SUITABILITY FOR PURCHASER'S PURPOSES. EXCEPT AS TO MATTERS SPECIFICALLY SET FORTH IN THIS AGREEMENT: (A) PURCHASER WILL ACQUIRE THE PROPERTY BASED SOLELY UPON ITS OWN PHYSICAL AND FINANCIAL EXAMINATIONS, REVIEWS AND INSPECTIONS AND THE TITLE INSURANCE PROTECTION AFFORDED BY THE TITLE POLICY, AND (B) WITHOUT LIMITING THE FOREGOING, PURCHASER WAIVES ANY RIGHT IT MAY HAVE AT LAW OR IN EQUITY, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK DAMAGES FROM SELLER IN CONNECTION WITH THE ENVIRONMENTAL OR PHYSICAL CONDITION OF THE PROPERTY.

EFFECTIVE AS OF THE CLOSING, PURCHASER SHALL BE DEEMED TO HAVE RELEASED SELLER AND ALL AFFILIATES OF SELLER FROM ALL CLAIMS WHICH PURCHASER OR ANY AGENT, REPRESENTATIVE, AFFILIATE, EMPLOYEE, DIRECTOR, OFFICER, PARTNER, MEMBER, SHAREHOLDER OR OTHER PERSON OR ENTITY ACTING ON PURCHASER'S BEHALF OR OTHERWISE RELATED TO OR AFFILIATED WITH PURCHASER (EACH, A "PURCHASER RELATED PARTY") HAS OR MAY HAVE ARISING FROM OR RELATED TO ANY MATTER OR THING IN CONNECTION WITH THE PROPERTY EXCEPT FOR REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN, INCLUDING THE DOCUMENTS AND INFORMATION REFERRED TO HEREIN, ANY CONSTRUCTION DEFECTS, ERRORS OR OMISSIONS IN THE DESIGN OR CONSTRUCTION OF ALL OR ANY PORTION OF THE PROPERTY AND ANY PHYSICAL OR ENVIRONMENTAL CONDITIONS, AND PURCHASER SHALL NOT LOOK TO SELLER OR ANY AFFILIATES OF SELLER IN CONNECTION WITH THE FOREGOING FOR ANY REDRESS OR RELIEF. THIS RELEASE SHALL BE GIVEN FULL FORCE AND EFFECT ACCORDING TO EACH OF THE EXPRESS TERMS AND PROVISIONS HEREOF. AS USED IN THIS AGREEMENT, THE TERM "ENVIRONMENTAL LAW" SHALL MEAN ANY FEDERAL, STATE AND/OR LOCAL STATUTE, CODE, REGULATION, RULE, ORDINANCE, ORDER, STANDARD, PERMIT, LICENSE, POLICY OR REQUIREMENT (INCLUDING CONSENT DECREES, JUDICIAL DECISIONS AND ADMINISTRATIVE ORDERS) RELATING TO THE PROTECTION, PRESERVATION, REMEDIATION OR CONSERVATION OF THE ENVIRONMENT OR WORKER HEALTH OR SAFETY, ALL AS AMENDED OR RE-AUTHORIZED, OR AS HEREAFTER AMENDED OR RE-AUTHORIZED, INCLUDING WITHOUT LIMITATION, THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION AND LIABILITY ACT ("CERCLA"), 42 U.S.C. § 9601 ET SEQ., THE RESOURCE CONSERVATION AND RECOVERY ACT OF 1976 ("RCRA"), 42 U.S.C. § 6901 ET SEQ.,

THE EMERGENCY PLANNING AND COMMUNITY RIGHT-TO-KNOW ACT ("RIGHT-TO -KNOW ACT"), 42 U.S.C. § 11001 ET SEQ., THE CLEAN AIR ACT ("CAA"), 42 U.S.C. § 7401 ET SEQ., THE FEDERAL WATER POLLUTION CONTROL ACT ("CLEAN WATER ACT"), 33 U.S.C. § 1251 ET SEQ., THE TOXIC SUBSTANCES CONTROL ACT ("TSCA"), 15 U.S.C. § 2601 ET SEQ., THE SAFE DRINKING WATER ACT ("SAFE DRINKING WATER ACT"), 42 U.S.C. § 300(F) ET SEQ., THE ATOMIC ENERGY ACT ("AEA"), 42 U.S.C. § 2011 ET SEQ., THE OCCUPATIONAL SAFETY AND HEALTH ACT ("OSHA"), 29 U.S.C. § 651 ET SEQ., AND THE HAZARDOUS MATERIALS TRANSPORTATION ACT (THE "TRANSPORTATION ACT"), 49 U.S.C. § 1802 ET SEQ. AS USED IN THIS AGREEMENT, "HAZARDOUS SUBSTANCES" MEANS (1) "HAZARDOUS SUBSTANCES," AS DEFINED BY CERCLA; (2) "HAZARDOUS WASTES" AS DEFINED BY RCRA; (3) ANY RADIOACTIVE MATERIAL INCLUDING, WITHOUT LIMITATION, ANY SOURCE, SPECIAL NUCLEAR OR BY-PRODUCT MATERIAL AS DEFINED BY AEA; (4) ASBESTOS IN ANY FORM OR CONDITION; (5) POLYCHLORINATED BIPHENYLS; AND (6) ANY OTHER MATERIAL, SUBSTANCE OR WASTE TO WHICH LIABILITY OR STANDARDS OF CONDUCT MAY BE IMPOSED UNDER ANY ENVIRONMENTAL LAW. NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, THE TERMS OF THIS PARAGRAPH 9 SHALL SURVIVE CLOSING AND DELIVERY OF THE DEED AND ANY TERMINATION OF THIS AGREEMENT.

10.   **Operations of Property Prior to Closing**.

    (a)   Prior to the Closing, Seller shall operate and maintain the Property in a commercially reasonable manner and in accordance with Seller's ordinary course of business, subject to reasonable wear and tear, unless otherwise provided for herein. Seller shall comply with all of its material obligations under the Leases and Contracts through the Closing Date.

    (b)   After the Effective Date, but prior to the expiration of the Inspection Period, Seller must promptly notify Purchaser of any proposed new lease, lease extension, lease renewal, lease modification or early lease termination (collectively, "Leasing Actions"). No Purchaser consent shall be required for Leasing Actions entered into after the Effective Date but before expiration of Inspection Period. Seller shall provide a description of the proposed Leasing Action to Purchaser containing all material terms of the proposed Leasing Action.

    (c)   Except as otherwise specifically provided in this Paragraph 10, after the expiration of the Inspection Period and prior to Closing, Seller shall not enter into any new Leases or Contracts or any modifications, renewals or terminations of any existing Leases or Contracts without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. If Purchaser does not notify Seller in writing of its consent, approval or disapproval within five (5) days after notice thereof from Seller, it will be presumed that Purchaser has consented or approved such requested action.

(d)   Notwithstanding the foregoing, if Seller shall enter into any new Lease or any renewal or expansion of any existing Lease between the Effective Date and Closing, and if Purchaser shall have approved such Lease, or be deemed to have approved such Lease as provided in Paragraph 10(c), Purchaser agrees to be responsible for all out-of-pocket leasing costs such as tenant improvement costs, tenant improvement allowances, leasing commissions to unrelated third parties of Seller or agents affiliated with Seller, and other leasing costs at the Property in connection with the new Lease and any renewals, extensions and expansions of Leases which are permitted hereunder; provided, however, that all such costs shall be prorated based upon any rental income received by the Seller for periods up to and including the Closing Date. Purchaser shall reimburse Seller at Closing for such costs incurred before the Closing Date and shall assume as of the Closing Date all such costs not yet paid by Seller; provided that all such costs shall be prorated based upon any rental income received by the Seller for periods up to and including the Closing Date.

(e)   Seller agrees, at Seller's sole cost and expense, to replace the roof at the Property with a roof installed to the roof specifications listed on Exhibit D hereto (the "Roof Specifications"), which Roof Specifications Purchaser hereby agrees are acceptable to it. Prior to the expiration of the Inspection Period, Seller shall obtain two (2) or more bids for the roof replacement based upon the Roof Specifications and shall deliver copies of such bids to Purchaser. The roof shall either: (i) be replaced by Seller using one of the bids obtained by Seller (at Seller's choice), after the expiration of the Inspection Period and prior to the Closing Date, so long as Purchaser has not terminated or is not deemed to have terminated this Agreement prior to the expiration of the Inspection Period; or (ii) alternatively, if Purchaser determines and notifies Seller in writing during the Inspection Period that the roof does not need to be replaced immediately, Seller agrees to deposit into an escrow account established by Purchaser's lender, at Closing, an amount equal to the amount set forth in the lowest bid obtained by Seller in accordance with the Roof Specifications for replacement of the roof (the "Roof Funds"). The Roof Funds shall be held by Purchaser's lender pursuant to an escrow agreement to be entered into at Closing between Seller, Purchaser and Purchaser's lender, and Purchaser, and shall be disbursed to pay the cost of a new roof at such time that such roof has been installed and all lien waivers have been obtained; provided, however, in no event shall the Roof Funds be held in escrow for a period exceeding six (6) years after the anniversary date of the Closing, and the Roof Funds, or any part thereof, remaining un-disbursed after such date shall be returned to Seller (including interest thereon if held in an interest-bearing account). If the cost of replacing the roof at any time exceeds the amount of the Roof Funds, or if Purchaser's lender requires an amount to be escrowed for the roof which exceeds the Roof Funds, Purchaser shall be solely responsible for such additional amounts, and

Seller shall not, under any circumstances, be responsible for any additional funds, costs or expenses related to the replacement of the roof in excess of the Roof Funds.

11. **Default Provisions**.

(a) In the event (i) Purchaser fails to make the Additional Deposit as and required by the terms of this Agreement, and such failure continues for five (5) days after written notice from Seller to Purchaser, or (ii) Purchaser fails to close this transaction as and when required by the terms of this Agreement, Seller may terminate this Agreement and Seller shall receive the Deposit, together with all interest earned thereon, as Seller's sole and exclusive remedy and as agreed and liquidated damages, whereupon the parties shall be relieved of all further obligations hereunder except only those that are expressly stated to survive. Purchaser and Seller acknowledge and agree that actual damages are difficult or impossible to ascertain and the Deposit, together with all interest earned thereon, is a fair and reasonable estimation of the damages of Seller. If Purchaser is in default of any of its other obligations hereunder or if any of Purchaser's representations or warranties set forth herein are untrue, inaccurate or incorrect when made, Seller may pursue all legal and equitable remedies for Purchaser's default.

(b) In the event of a default by Seller under this Agreement and such default continues for five (5) days after written notice from Purchaser to Seller detailing such default, then Purchaser shall have the right, as its sole and exclusive remedy (except as otherwise provided): (i) to terminate this Agreement by written notice to Seller and Purchaser shall receive a return of the Deposit and any interest thereon, and, thereafter, Seller and Purchaser shall not have further liability hereunder except for obligations which are expressly stated to survive termination hereunder; or (ii) to seek specific performance of this Agreement by Seller by commencing such action within ninety (90) days after the occurrence of Seller's default or be deemed to have waived such right.

12. **Indemnification**.

(a) Purchaser hereby agrees to indemnify, protect, defend and hold Seller harmless from and against any claim, demand, obligation, loss, cost, damage, liability, judgment or expense (including, without limitation, reasonable attorneys' fees, charges and disbursements) (collectively, "Claims") arising out of or in connection with (a) breach of any of Purchaser's representations or warranties set forth herein, (b) the breach of any of Purchaser's covenants or agreements set forth herein, or (c) the ownership, operation or maintenance of the property after the Closing. Purchaser's indemnification obligations under this Paragraph

12(a) shall survive delivery of the deed and Closing for a period of one (1) year after the Closing Date.

(b) Seller hereby agrees to indemnify, protect, defend and hold Purchaser harmless from and against any Claims arising out of or in connection with (a) breach of any of Seller's representations or warranties set forth herein, (b) the breach of any of Seller covenants or agreement set forth herein, or (c) the ownership, operation or maintenance of the property prior to the Closing. Seller's indemnification obligations under this Paragraph 12(b) shall survive delivery of the deed and the Closing for a period of one (1) year after the Closing Date.

13. **Confidentiality**. Purchaser agrees that until the closing, except as otherwise provided herein or required by law, and except for the exercise by Purchaser of any remedy hereunder, Purchaser shall (a) keep confidential the pendency of this transaction and the non-public documents and information supplied by Seller to Purchaser, and (b) disclose such non-public information only to Purchaser's agents, employees, contractors, consultants, advisors, investment bankers, investors, partners or attorneys, as well as lenders (if any) and title company personnel, with a need to know in connection with Purchaser's review and consideration of the property, provided that Purchaser shall inform all persons receiving such information from Purchaser of the confidentiality requirement and (to the extent within Purchaser's control) cause such confidence to be maintained.

14. **Prorations, Deposits**.

(a) Rent, any amounts of additional rent or periodic tenant charges under any tenant lease (exclusive of delinquent rents, but including prepaid rents); refundable security deposits (which will be assigned to and assumed by Purchaser and credited to Purchaser at closing); real estate and personal property taxes; operating expenses of the Property, including amounts payable under the Contracts; items of income and expense; and all other proratable items shall be prorated as of 11:59 p.m. on the date of Closing. Water, sewer, electricity, fuel and other utility charges will be apportioned based upon meter readings taken as of the day immediately prior to Closing, but Purchaser and Seller agree to pay their respective shares of all utility bills received subsequent to Closing, prorated as of 11:59 p.m. on the date of Closing. In the event the real estate taxes for the year of Closing are unknown, the tax proration will be based upon the taxes for the prior year reduced by the maximum discount available for early payment, and at the request of either party, the taxes for the year of Closing shall be reprorated and adjusted when the tax bill for such year is received and the actual amount of taxes is known, which obligation shall survive Closing. At Closing, Seller shall be reimbursed or credited for and shall release and assign to Purchaser (and notify such utilities of such assignment), all: (i) utility deposits, (ii) prepaid charges under the Contracts, together with a credit for any deposits thereunder, and (iii) such other reimbursements as are provided for in this Agreement.

(b) Notwithstanding anything contained herein to the contrary, payments by the Tenant under the Tenant Leases for utility costs, operating expenses, insurance costs and other escalation charges (excluding real estate tax payments and deposits) (collectively, the "Expense Contributions") shall be prorated as of 11:59 p.m. on the date of Closing, allocating each payment ratably based on the number of days in the period to which the same apply, and shall be paid upon receipt. Purchaser and Seller hereby acknowledge and agree that Expense Contributions are billed to, and paid by, Tenants on the basis of estimates of the expenses with respect to which Expense Contributions are payable. If the final reconciliation of utility costs, operating expenses, insurance costs and other escalation charges reveals a discrepancy from the Expense Contributions made by Tenants, as between Purchaser and Seller, such discrepancies shall, as promptly as possible, but in no event later than thirty (30) days after the end of the calendar year in which Closing occurs be allocated ratably on a per diem basis based on the period (before and including as to Seller, or after, as to Purchaser, the date of Closing) to which it applies. If either party shall have collected more than its share of such charges as allocated pursuant to this paragraph, such party shall pay over to the other the amount of such excess as promptly as possible after such sums have been ascertained to pay. Notwithstanding the foregoing, as soon as reasonably practical after December 31, 2007 (but in no event later than January 30, 2008), Purchaser shall deliver an accounting and substantiation reasonably acceptable to Seller covering all prorations under this paragraph, including any year end or similar reconciliations of Expense Contributions.

(c)   Rents, additional rent and other tenant charges which are delinquent as of Closing Date shall not be prorated as of the Closing Date. After Closing, Purchaser shall include such delinquencies in its normal billings and shall pursue the collection thereof in good faith after the Closing Date (however, the Purchaser shall not be required to litigate or declare default in any Lease). To the extent Purchaser receives any such delinquent rents, such payments shall be applied first toward rents for the month in which Closing occurs (and prorated in accordance with Paragraph 14(a)), and second to any delinquent rents (and additional rent and other tenant charges which are paid by Tenants in arrears, whether delinquent or not) owed to Seller with Seller's share thereof being held by Purchaser in trust for Seller and promptly delivered to Seller by Purchaser, and with Purchaser being entitled to deduct any reasonable collection costs incurred by Purchaser. Purchaser may not waive any delinquent rents nor modify a lease so as to reduce or otherwise affect amounts owed thereunder for any period in which Seller is entitled to receive a share of the charges or amounts without first obtaining Seller's written consent, which consent may be given or withheld in Seller's sole discretion. With respect to delinquent rents and any other amounts or other rights of any kind respecting tenants who are no longer tenants of the Property as of the Closing Date, Seller shall retain all rights relating thereto.

(d)   With respect to Leases at the Property in effect on the Closing Date (other than leases subject to the provisions of Paragraph 10(c) hereof), any remaining tenant improvement allowances (the Tenant Improvement Allowances"), any tenant improvement costs (the "Tenant Improvement Costs") and any leasing costs (the "Leasing Costs") are listed and described on Exhibit E attached hereto and made a part hereof and shall be the responsibility of Seller. The aggregate amount of the Tenant Improvement Allowances, Tenant Improvement Costs and Leasing Costs (the "Escrow Funds") shall be deposited into one or more escrow accounts established by Seller at Closing to pay, when due under the applicable Lease, such amounts to the applicable tenant, contractor, materials or service provider, or broker, as the case may be. The Escrow Funds shall be held by the Seller in an interest bearing account and interest earned on the Escrow Funds shall be the property of Seller. The Escrow Funds shall be disbursed upon submission to the Seller by the applicable tenant, contractor, materials or service provider, or broker, of the appropriate request for disbursement, together with any partial or final lien waivers and/or other documentation, as required by the applicable Lease terms. Any Escrow Funds remaining un-disbursed after completion of the requirements of the applicable Lease, together with any interest earned thereon, shall be paid to Seller. At Closing, Seller and Purchaser shall enter into an escrow agreement in form and substance reasonably acceptable to Seller and Purchaser (the "Escrow Agreement") to more fully document the foregoing agreement with regard to the Escrow Funds.

The provisions of this Paragraph 14 shall survive Closing and delivery of the Deed.

15. **Closing Costs**. The parties shall bear the following costs:

(a) Purchaser shall be responsible for payment of the following: (i) any and all costs and expenses of environmental, architectural, engineering and other inspection and feasibility studies and reports incident to Purchaser's inspections, (ii) the premiums and any other related fees and costs for any owner's and lender's title insurance policies issued pursuant thereto, including the cost of any endorsements required by Purchaser or its lender, except that Seller shall contribute $3333.33 to the cost of such title insurance policies at Closing; and (iii) notary fees and clerk's recordation fees for recording the special warranty deed.

(b) Seller shall be responsible for payment of (i) the cost of preparing and issuing the Commitment; (ii) the cost of obtaining the survey; (iii) the cost of any corrective or curative title documents, and (iv) the transfer tax, documentary stamp, surtax or other taxes on the deed of conveyance.

(c) Each party shall pay its own legal fees except as otherwise expressly provided herein. Any escrow fees shall be divided equally between the parties hereto.

16. **Closing**. The closing (the "**Closing**") shall be held on January 25, 2007 (the "Closing Date"), at the offices of Seller, or at such other time and place as the parties may mutually agree.

At Closing, Seller shall execute and/or deliver or cause to be delivered to Purchaser the following closing documents all of which shall be in form and substance reasonably satisfactory to Seller:

(a) a special warranty deed conveying the Realty, subject only to the Permitted Exceptions and any Unpermitted Exceptions waived by Purchaser (the "Deed");

(b) a bill of sale for all Personal Property;

(c) an assignment and assumption of Contracts including, without limitation, all Contracts included in this transaction (including new contract(s) permitted under Paragraph 10 above, if any) and all other Intangibles;

(d) a "non-foreign" affidavit or certificate pursuant to Internal Revenue Code Section 1445;

(e)   an appropriate and customary mechanic's lien affidavit and affidavit of possession in form reasonably required by the Title Company;

(f)   an assignment and assumption of Leases and Security Deposits (including any new Lease(s) permitted under Paragraph 10 above, if any);

(g)   partnership resolutions, as applicable, and/or such other evidence of authority and good standing with respect to Seller as may be reasonably required by the Title Company;

(h)   the originals (or a copy where there is no original) of all of the Leases, Contracts, documents evidencing Intangibles and plans and specifications in Seller's possession;

(i)   an update certificate from Seller updating the representations made by Seller under Paragraph 7 above to the date of Closing;

(j)   a written notice to each Tenant notifying them of the change in ownership and directing them to send rent payments to Purchaser (or its Manager) at the address provided therein;

(k)   a rent roll dated as of the Closing Date, updating Exhibit C, including current information as to delinquent rent and other charges, prepaid rent and interest accruing on security deposits (if any), which rent roll shall be certified by an authorized officer of Seller to be true, correct and complete in all material respects;

(l)   the Escrow Agreement; and

(m)   any keys or security cards in Seller's possession for access to the Property.

At Closing, Purchaser shall execute and/or deliver (as applicable) to Seller all of which shall be conditions precedent to Seller's obligation to complete the transactions contemplated by this Agreement:

(a)   the balance of the Purchase Price;

(b)   an updated certificate from Purchaser updating the representations made by Purchaser under Paragraph 8 above to the date of Closing;

(c)   the assignment and assumption of Contracts;

(d)   the assignment and assumption of Leases and Security Deposits;

(e)   any documents or instruments required by the Title Company; and

(f)   the Escrow Agreement.

Both parties shall execute and deliver counterpart closing statements and such other documents as are reasonably necessary to consummate this transaction.

17.   **Tenant Estoppel Certificates; SNDAs**. Seller shall deliver to Purchaser, at or prior to the Closing, estoppel certificates from Tenants at the Property ("Tenant Estoppel Certificates") accounting for not less than 85% of total rent at the Property in effect as of the expiration of the Inspection Period. Except as otherwise provided herein, each Tenant Estoppel Certificate shall be in substantially the form attached hereto as Exhibit F, subject to reasonable modification, or in the form, if any, prescribed in the applicable Lease. Seller's sole obligation hereunder shall be to utilize commercially reasonable efforts to obtain Tenant Estoppel Certificates from each such Tenant (and shall not include any obligation to institute legal proceedings or extend money). Seller shall deliver to Purchaser all Tenant Estoppel Certificates it receives promptly after receipt. Seller shall also cooperate with Purchaser in good faith to obtain such subordination, non-disturbance and attornment agreements, if any, required by Purchaser's lender (collectively, "SNDAs", and individually, an "SNDA") from the Tenants under Tenant Leases accounting for not less than 85% of the total rent at the Property on a form to be supplied by Purchaser no later than three (3) business days after the expiration of the Inspection Period. Upon receipt of the SNDAs from Purchaser, Seller shall promptly deliver the form SNDA to each Tenant under a Tenant Lease. If, on or before the Closing, such conditions with respect to Estoppel Certificates and SNDAs are not satisfied (or waived in writing by Purchaser), then this Agreement shall terminate the Deposit and shall be returned to Purchaser and no party hereto shall have any further obligation in connection herewith except as expressly provided in this Agreement.

18.   **Broker**. Each of Purchaser and Seller warrants to the other that it has not dealt with any real estate broker, agent, finder or salesperson in the negotiation of this contract. If a claim for a commission or fee in connection with this transaction is made by any broker, salesperson or finder, other than Broker, claiming to have dealt through or on behalf of one of the parties hereto ("**Indemnitor**"), Indemnitor shall indemnify, defend and hold harmless the other party hereunder ("**Indemnitee**"), and Indemnitee's officers, directors, agents and representatives, from and against all liabilities, damages, claims, costs, fees and expenses whatsoever (including reasonable attorney's fees and court costs at trial and all appellate levels) with respect to said claim for commission. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this paragraph shall survive the Closing and any cancellation or termination of this Agreement.

19.   **Escrow Agent**. The Escrow Agent shall hold the Deposit (or portion thereof) in escrow, and disburse it only in accordance with the provisions of this Agreement. The Escrow Agent shall not be deemed to be the agent of either party hereto, and shall not be liable for any actions taken by it in good faith, but only for its gross negligence or willful misconduct. The parties hereby indemnify and agree to hold harmless the Escrow Agent from and against all liabilities, damages, claims, costs, fees and expenses whatsoever (including reasonable attorneys' fees and court costs at all trial and appellate levels) the Escrow Agent may incur or be exposed to in its capacity as escrow agent hereunder, except for its gross negligence or willful misconduct. If there be any dispute as to disposition of any proceeds held by the Escrow Agent pursuant to the terms of this Agreement, the Escrow Agent is hereby authorized to interplead the disputed amount or the entire proceeds with any court of competent jurisdiction and thereby be released

from all of its obligations hereunder. The Escrow Agent shall not be liable for any failure of the depository.

20. **Notices**. Any notices required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given if delivered by hand, sent by recognized overnight courier (such as Federal Express), by facsimile confirmed received or mailed by certified or registered mail, return receipt requested, in a postage prepaid envelope, and addressed as follows:

If to the Seller at:

NTS Realty Holdings Limited Partnership
10172 Linn Station Road
Louisville, KY 40223
Attention: Neil A. Mitchell
Phone: 502-426-4800 ext. 212
Fax: (502) 426-4994

With a copy to:

Rosann D. Tafel, Esq.
NTS Development Company
10172 Linn Station Road
Louisville, KY 40223
Phone: 502-426-4800 ext. 153
Fax: (502) 426-4994

If to the Purchaser at:

Meridian Realty Investments, LLC
101 South Fifth Street, Suite 3100
Louisville, KY 40202
Attention: Brian McChesney
Phone: (502) 581-1030
Fax: (502) 581-1030

With a copy to:

L. Jude Clark, Jr., Esq.
Frost Brown Todd, LLC
400 West Market Street, 32nd Floor
Louisville, KY 40202
Phone: (502) 589-5400
Fax: (502) 581-1087

If to the Escrow Agent at:

Commonwealth Land Title Insurance Company
PNC Plaza
500 W. Jefferson Street
Suite 2200
Louisville, KY 40202
Attention: Andrew B. Cox, Esq.
Phone: (502) 548-0211
Fax: (502) 584-6518

Notices personally delivered or sent by overnight courier or via facsimile shall be deemed given on the date of delivery and notices mailed in accordance with the foregoing shall be deemed given three (3) days after deposit in the U.S. mails.

21. **Risk of Loss; Eminent Domain; Casualty**. Except as provided in any indemnity provision contained in this Agreement, Seller shall bear all risk of loss with respect to the Property up to and including the Closing Date.

(a) Notwithstanding the foregoing, in the event that the Realty or any portion thereof is taken by eminent domain, condemnation or similar taking, prior to Closing, Seller shall promptly give notice to Purchaser, and if such taking will materially and adversely, as reasonably determined by Purchaser and Seller, impair the use of the Property as it is currently being operated or would materially and adversely impair access to the Property ("Material Portion") Purchaser shall have the option of either: (a) terminating this Agreement by delivering written notice of such election to Seller within ten (10) days after receipt of Seller's notice of such taking, and receiving a refund of the Deposit and all interest earned thereon whereupon all parties shall be relieved of all further obligations under this Agreement except those that are expressly stated to survive, or (b) proceeding with Closing without reduction of the Purchase Price, in which case Seller shall assign to Purchaser all condemnation awards and settlements if any. In the event no Material Portion of the Realty is taken by eminent domain prior to Closing, then Purchaser shall be required to proceed with Closing without reduction of Purchase Price, and Seller shall assign to Purchaser all condemnation awards and settlements if any.

(b) In the event that the Improvements are damaged or destroyed by fire or other casualty prior to Closing, repair of which would cost in excess of Two Hundred Thousand Dollars ($200,000.00) to repair (as determined Purchaser and by Seller in good faith), Purchaser shall have the option of either: (i) terminating this Agreement by delivering written notice of such election within ten (10) days after receipt of Seller's determination as to the cost of repairs, and receiving a refund of the Deposit and all interest earned thereon whereupon all parties shall be released from all further obligations under this Agreement, except only those that are expressly stated to survive, or (ii) proceeding with Closing without reduction in the Purchase Price except as provided below, or claim against Seller therefor, in which case Purchaser shall be entitled to all insurance proceeds, if any, resulting from such casualty, plus a credit at Closing against the Purchase Price in the amount of any insurance deductible that is actually deducted from the proceeds made available to Purchaser. In the event only a portion of the Improvements is damaged or destroyed by fire or other casualty prior to Closing, repair of which would cost less than or equal to Two Hundred Thousand Dollars ($200,000.00) (as determined by Purchaser and Seller in good faith), then Purchaser shall be required to proceed with Closing without reduction in the Purchase Price or claim against Seller therefor, and Seller may elect to either repair and restore the Improvements (in which case Closing shall be extended for a reasonable time, not to exceed 90 days until completion of such restoration), or to assign and transfer to Purchaser insurance proceeds, if any, resulting from such casualty, and credit Purchaser at Closing with an amount of any insurance deductible that is actually deducted from the proceeds made available to Purchaser.

22. **Limitation of Liability**. Except as otherwise specifically provided for in this Agreement, none of the shareholders, partners, officers, directors, agents or employees, heirs, successors or assigns of Seller ("Seller Representatives") shall have any personal liability of any

kind or nature, nor shall Purchaser have the right to receive any judgment in or otherwise recover against the assets of the aforesaid for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Purchaser hereby waives for itself and anyone who may claim by, through or under Purchaser any and all rights to sue or recover on account of any such alleged personal liability or to receive any judgment in or otherwise recover against the assets of Seller, the Affiliates of Seller or the respective Seller Representatives.

Except as otherwise specifically provided for in this Agreement, none of the shareholders, partners, officers, directors, agents or employees, heirs, successors or assigns of Purchaser ("Purchaser Representatives") shall have any personal liability of any kind or nature, nor shall Seller have the right to receive any judgment in or otherwise recover against the assets of the aforesaid for or by reason of any matter or thing whatsoever under, in connection with, arising out of or in any way related to this Agreement and the transactions contemplated herein, and Seller hereby waives for itself and anyone who may claim by, through or under Seller any and all rights to sue or recover on account of any such alleged personal liability or to receive any judgment in or otherwise recover against the assets of Purchaser, the Affiliates of Purchaser or the respective Purchaser Representatives.

23. **Closing on Springs Medical Office Center I and Springs Medical Office Center II.** The obligations of Seller to complete the transactions contemplated by this Agreement and to close on the sale of the Property to Purchaser are expressly conditioned on the Purchaser simultaneously consummating the transactions contemplated in, and performing all of Purchaser's obligations under: (a) that certain Purchase and Sale Agreement of even date herewith between Seller and Purchaser with respect to the Property located at 6400 Dutchmans Parkway, Louisville, Kentucky, 40205, and commonly known as "Springs Medical Office Center I"; and (b) that certain Purchase and Sale Agreement of even date herewith between Dutchman Parkway Investors, LLC, a Kentucky limited liability company and Purchaser, with respect to the Property located at 6420 Dutchmans Parkway, Louisville, Kentucky, 40205, and commonly known as "Springs Medical Office Center II."

24. **Miscellaneous**.

(a)   This Agreement shall be construed and enforced in accordance with the laws of the Commonwealth of Kentucky. All of the parties to this Agreement have participated fully in the negotiation and preparation hereof, and, accordingly, this Agreement shall not be more strictly construed against any one of the parties hereto.

(b)   In the event any term or provision of this Agreement be determined by appropriate judicial authority to be illegal or otherwise invalid, such provision shall be given its nearest legal meaning or be construed as deleted as such authority determines, and the remainder of this Agreement shall be construed to be in full force and effect.

(c)   In the event of any litigation between the parties under this Agreement, the prevailing party shall be entitled to reasonable attorney's fees and court costs at all trial and appellate levels. The parties stipulate and agree that venue in any such litigation shall be laid in Jefferson County, Kentucky.

(d)   In construing this Agreement, the singular shall be held to include the plural, the plural shall be held to include the singular, the use of any gender shall be held to include every other and all genders, and captions and paragraph headings shall be disregarded.

(e)   All of the exhibits attached to this Agreement are incorporated in, and made a part of, this Agreement.

(f)   All references to a number of days shall mean calendar days unless Business Days are expressly referred to. A Business Day is any Monday, Tuesday, Wednesday, Thursday or Friday other than a day on which banking business is not generally conducted in the County in which the Property is located. If the time for performance of any obligation hereunder shall fall on a Saturday, Sunday or holiday, the time for performance shall be extended to the next succeeding Business Day.

25.   **Entire Agreement**. This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof and there are no other agreements, representations or warranties other than as set forth herein. This Agreement may not be changed, altered or modified except by an instrument in writing signed by the party against whom enforcement of such change would be sought. This Agreement shall be binding upon the parties hereto and their respective successors and assigns. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

26.   **Assignment**. This Agreement shall be assigned to an affiliate of Purchaser and to non-affiliated tenants-in-common in connection with Purchaser's intended tenants-in-common ("TIC") transaction, each of which affiliates and tenants-in-common shall be a single asset Delaware limited liability company, and Seller acknowledges and consents to such assignment. Purchaser shall remain liable following such assignment up until Closing, after which Purchaser's assignee shall be solely liable for all surviving obligations hereunder. This Agreement shall not otherwise be assigned or transferred, whether directly or by operation of law or otherwise, without the prior written consent of Seller in its sole and absolute discretion and any such assignment or transfer made or attempted to be made by Purchaser shall be null and void.

27.   **Section 1031 Exchange**. Purchaser shall cooperate fully with Seller, but at no additional cost to Purchaser, to allow Seller to structure the sale of the Property to accommodate a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, including specifically, Seller's right to assign this Agreement to a qualified intermediary in connection therewith.

28.   **Recording**. Neither this Agreement nor a memorandum thereof shall be recorded, and the act of recording such by Purchaser shall be an act of default hereunder by Purchaser and subject to the provisions of Paragraph 11 hereof.

EXECUTED as of the date first above written in several counterparts, each of which shall be deemed an original, but all constituting only one agreement.

SELLER:

NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware corporation, its Managing General Partner

By: [signature]
Name: Brian F. Lavin
Title: President
Date: 11/10/06

PURCHASER:

MERIDIAN REALTY INVESTMENTS, LLC
a Kentucky limited liability company

By: [signature]
Print Name: TERRI ALLEN
Title: MANAGER
Date: 11·10·06

Agreement of Escrow Agent

The undersigned has executed this Agreement solely to confirm its agreement to hold the Deposit in escrow in accordance with the provisions hereof, and to comply with the provisions of Paragraph 19.

In witness whereof, the undersigned has executed this Agreement as of _November 10_, 2006.

COMMONWEALTH LAND TITLE INSURANCE COMPANY

By: _Andrew B. Cox_

Print Name: _Andrew B. Cox_

Title: _Vice President_

Date: _11-13-06_

FIRST AMENDMENT
TO
PURCHASE AND SALE AGREEMENT

This First Amendment to Purchase and Sale Agreement (the "First Amendment") is made and entered into as of the 2nd day of January, 2007 by and between NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership (the "Seller") and MERIDIAN REALTY INVESTMENTS, LLC, a Kentucky limited liability company (the "Purchaser"), and is joined in by COMMONWEALTH LAND TITLE INSURANCE COMPANY (the "Escrow Agent") as follows:

RECITALS:

A.   Seller and Purchaser have entered into that certain Purchase and Sale Agreement dated as of November 10, 2006 (the "Agreement") pursuant to which the Seller has agreed to sell, and the Purchaser has agreed to buy, certain real estate located at 950 Breckinridge Lane, Louisville, Jefferson County, Kentucky, commonly known as Springs Office Building, which is more particularly described on Exhibit A attached to and incorporated in the Agreement, together with all Improvements, Personal Property, Intangibles and Leases (as such terms are defined in the Agreement), all of which is referred to collectively herein as the "Property; and

B.   Seller and Purchaser now desire to amend and modify the Agreement as set forth herein.

NOW, THEREFORE, for and in consideration of the foregoing premises, and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.   Closing Date. The "Closing Date" is hereby extended to, and shall be held on, February 12, 2007.

2.   Amendment. Except as expressly amended or modified hereby, the Agreement and all terms and conditions contained therein shall remain in full force and effect. All references to the "Agreement" from and after the date hereof shall be deemed to mean the Agreement as amended by this First Amendment.

3.   Binding Effect. This First Amendment shall be binding upon and shall inure to the benefit of Seller and Purchaser and their respective successors and assigns.

4.   Counterparts. This First Amendment may be executed in several counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Seller, Purchaser and Escrow Agent have executed this First Amendment to Purchase and Sale Agreement as of the day and year first above written.

PURCHASER:

MERIDIAN REALTY INVESTMENTS, LLC, a Kentucky limited liability company

By: _Terri Allen (signature)_

Name: _TERRI ALLEN_

Title: _MANAGING MEMBER_

SELLER:

NTS REALTY HOLDINGS LIMITED PARTNERSHIP, a Delaware limited partnership

By: NTS Realty Capital, Inc., a Delaware corporation, its managing general partner

By: _Brian F. Lavin (signature)_

Name: _BRIAN F. LAVIN_

Title: _PRESIDENT/CEO_

ESCROW AGENT:

COMMONWEALTH LAND TITLE INSURANCE COMPANY

By: _Andrew B. Cox (signature)_

Name: _ANDREW B. Cox_

Title: _Vice President_



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: February 13, 2007

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces the Sale of Springs Medical Office Center and Springs Office Center in Louisville, Kentucky

Louisville, KY (February 13, 2007) (AMEX: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that, after the close of business yesterday, it completed the sale of Springs Medical Office Center and Springs Office Center, two of its office buildings located in Louisville, Kentucky, to MRI Springs Portfolio, LLC, an unaffiliated Delaware limited liability company. The Company received $28.9 million in connection with the sale. A spokesperson for the Company indicated that the Company intends to use the proceeds from the sale to repay a portion of its debt with National City Bank and to purchase properties in a manner that would qualify as a Section 1031 exchange under the Internal Revenue Code.

About NTS Realty Holdings Limited Partnership
The Company currently owns twenty-seven properties, comprised of nine multifamily properties, fourteen office buildings and business centers, three retail properties and one ground lease. The properties are located in and around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control.

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Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on April 3, 2006, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

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